2009


10010819

Annual Report to Our Stockholders

DONEGALGROUP



Donegal Group Inc. is an insurance holding company

offering property and casualty insurance in the Mid-Atlantic, Southeast and Midwest states through its wholly owned subsidiaries and through a pooling agreement with its affiliate, Donegal Mutual Insurance Company.

Our wholly owned subsidiaries include Atlantic States Insurance Company, Le Mars Insurance Company, Peninsula Indemnity Company, The Peninsula Insurance Company, Sheboygan Falls Insurance Company and Southern Insurance Company of Virginia.

Offering full lines of personal, farm and commercial products including businessowners, commercial multi-peril, automobile, homeowners, boatowners, farmowners, workers' compensation and other coverages, our subsidiaries and Donegal Mutual Insurance Company conduct business through a network of independent insurance agencies.

FINANCIAL HIGHLIGHTS

Year Ended December 31,	2005	2006	2007	2008	2009
INCOME STATEMENT DATA					
Net premiums earned	$294,498,023	$301,478,162	$310,071,534	$346,575,266	$355,025,477
Investment income	18,471,963	21,320,081	22,785,252	22,755,784	20,630,583
Total revenues	319,847,194	329,967,034	340,618,294	372,424,227	386,733,407
Net income	36,949,497	40,214,722	38,279,905	25,541,978	18,830,078
Net income per common share					
Basic earnings per share - Class A	1.57	1.65	1.55	1.03	.76
Diluted earnings per share - Class A	1.51	1.60	1.53	1.02	.76
Basic earnings per share - Class B	1.41	1.48	1.39	.92	.68
Diluted earnings per share - Class B	1.41	1.48	1.39	.92	.68
BALANCE SHEET DATA					
Total assets	$781,421,588	$831,697,811	$834,095,756	$880,109,036	$935,601,927
Stockholders' equity	277,896,186	320,802,262	352,690,191	363,583,865	385,505,699
Book value per share	11.30	12.70	13.92	14.29	15.12



TOTAL REVENUES [in millions]
$ 400
$ 350
$ 300
$ 250
$ 200
2005
2006
2007
2008
2009



TOTAL ASSETS [in millions]
$ 1,000
$ 900
$ 800
$ 700
$ 600
2005
2006
2007
2008
2009



STOCKHOLDERS' EQUITY [in millions]
$ 400
$ 350
$ 300
$ 250
$ 200
2005
2006
2007
2008
2009

TO OUR STOCKHOLDERS

In a year marked by challenging economic and insurance market conditions and localized weather events in our operating regions, Donegal Group nevertheless maintained its excellent financial position. We are poised to take advantage of opportunities we see in this environment.

Our operating results for the year 2009 reflected modest revenue growth and profitability, but they fell short of our historical experience. A number of factors combined to adversely impact our results, not the least of which was the continuing effect of external economic pressures on our premium growth and claim activity. Multiple severe weather events and a greater number of fire losses during the year caused our loss ratio to increase compared to prior years.

On the positive side, we have long recognized that fair handling of policyholder claims is critical to maintaining high levels of customer retention. Although we were disappointed by its impact to our 2009 earnings, we viewed the increased claim volume as an opportunity to provide superior service to our policyholders, tangible evidence of the value of selecting Donegal insurance coverage.

Our total revenues for 2009 were $386.7 million, representing a 3.8 percent increase over the $372.4 million in revenues for 2008. This growth came principally from our acquisition of Sheboygan Falls Insurance Company on December 1, 2008. Our net income was $18.8 million, or $.76 per Class A share on a diluted basis, in 2009, compared to $25.5 million, or $1.02 per Class A share on a diluted basis, in 2008. The factors we discussed above reduced our underwriting profitability, and lower interest rates reduced our investment returns.

Our combined ratio of 102.2 percent for 2009, compared to 97.2 percent for 2008, reflects the underwriting challenges we faced. Our loss ratio was 70.7 percent for 2009, compared to 64.7 percent for 2008, with the increase reflecting an unusually high level of storm-related claims, fire losses and less favorable loss reserve development in 2009 than in 2008. The expense savings initiative we implemented during 2008 contributed to our ability to maintain our operating costs and reduce our expense ratio from 32.1 percent for 2008 to 31.3 percent for 2009.

Our positive earnings and the enhanced fair value of our high quality fixed income portfolio during the year contributed to a 5.8 percent increase in our book value to $15.12 per share at December 31, 2009. We again increased our cash dividends during the year, and our dividend yield represents an attractive investment yield at current trading prices of our common stock.

We welcomed another company to the Donegal Insurance Group on October 31, 2009, when Donegal Mutual Insurance Company agreed to reinsure 100% of the business of Southern Mutual Insurance Company, a mutual fire and casualty insurance company located in Athens, Georgia. Southern Mutual was formed in 1847 and enjoys a rich heritage of providing excellent service to policyholders in Georgia and South Carolina. You'll read more about this affiliation and its benefits to us in the pages that follow, and we look forward to the premium growth this affiliation will provide in 2010 and beyond.

As we move into the second decade of the twenty-first century, we look forward with optimism to our prospects for growth and profitability. We will certainly face obstacles and must diligently manage through the economic and insurance cycle conditions that persist. We believe Donegal Group is well positioned to take advantage of growth opportunities that may arise, whether in the form of acquisitions and affiliations or quality organic premium growth as economic and insurance market conditions improve.

We very much appreciate the dedication of our independent agents and employees, and we recognize their role in helping us meet the challenges we faced during the year. We will continue to manage our organization with prudence and discipline, and we express our appreciation to our stockholders for your continuing confidence.

Donald H. Nikolaus
President

Philip H. Glatfelter, II
Chairman of the Board


WARD'S
50
SAFETY • CONSISTENCY • PERFORMANCE

WARD GROUP RECOGNITION

Five Consecutive Years

We were honored to be named to the 2009 Ward Group listing of the top 50 performing insurance companies in the nation for the fifth straight year. Ward Group annually reviews the performance of over 3,100 property and casualty insurance companies and ranks them according to a number of safety, consistency and performance measurements over a five-year period.



GUIDING PRINCIPLES

We follow a number of guiding principles that are an integral part of our ongoing business strategy:

Underwriting Discipline
Maintain consistent and conservative underwriting practices with a commitment to rate adequacy.



Customer Focus
Provide superior customer service in all areas of the organization to achieve customer retention that exceeds industry averages.



Quality Personnel
Recruit, develop and retain quality human resources.



DONEGALGROUP



Technology
Utilize technology equivalent or superior to industry leaders.



Fair Claims Handling
Provide superior claims service and uphold fair claims practices.



Acquisition Growth
Increase market share and geographic expansion through strategically appropriate acquisitions and affiliations.



GROWTH STRATEGY

We have employed a two-fold strategy to steadily increase our premiums - organic growth in existing markets and expansion through strategic acquisitions and affiliations.

Donegal Mutual Insurance Company and Southern Mutual Insurance Company completed an affiliation and entered into a reinsurance agreement effective October 31, 2009. As a result of the pooling agreement between Donegal Mutual and Atlantic States Insurance Company, our largest subsidiary, our results of operations include 80% of Southern Mutual's underwriting activity.

Southern Mutual is a Georgia-domiciled mutual property and casualty insurance company that was formed in 1847. Southern Mutual had net premiums written in Georgia and South Carolina of approximately $11 million in 2009, excluding the effect of reinsurance premiums ceded to Donegal Mutual.

The affiliation included the following elements:

- Donegal Mutual purchased a surplus note of Southern Mutual;
- Southern Mutual's board of directors appointed Donegal Mutual representatives as a majority of its members;
- Donegal Mutual and Southern Mutual entered into a quota share reinsurance agreement whereby Donegal Mutual assumes 100% of Southern Mutual's business; and
- Donegal Mutual licensed its technology systems to Southern Mutual and agreed to assist Southern Mutual in offering additional insurance products and coverages.

NEW AFFILIATION

Southern Mutual Insurance Company headquarters in Athens, Georgia





SELECTED CONSOLIDATED FINANCIAL DATA

Year Ended December 31,	2009	2008	2007	2006	2005
INCOME STATEMENT DATA					
Premiums earned	$355,025,477	$346,575,266	$310,071,534	$301,478,162	$294,498,023
Investment income, net	20,630,583	22,755,784	22,785,252	21,320,081	18,471,963
Realized investment gains (losses)	4,479,558	(2,970,716)	2,051,050	1,829,539	1,802,809
Total revenues	386,733,407	372,424,227	340,618,294	329,967,034	319,847,194
Income before income taxes	20,676,689	32,092,044	52,848,938	56,622,263	52,345,495
Income taxes	1,846,611	6,550,066	14,569,033	16,407,541	15,395,998
Net income	18,830,078	25,541,978	38,279,905	40,214,722	36,949,497
Basic earnings per share - Class A	.76	1.03	1.55	1.65	1.57
Diluted earnings per share - Class A	.76	1.02	1.53	1.60	1.51
Cash dividends per share - Class A	.45	.42	.36	.33	.30
Basic earnings per share - Class B	.68	.92	1.39	1.48	1.41
Diluted earnings per share - Class B	.68	.92	1.39	1.48	1.41
Cash dividends per share - Class B	.40	.37	.31	.28	.26
BALANCE SHEET DATA AT YEAR END					
Total investments	$666,835,186	$632,135,526	$605,869,587	$591,337,674	$547,746,114
Total assets	935,601,927	880,109,036	834,095,576	831,697,811	781,421,588
Debt obligations	15,465,000	15,465,000	30,929,000	30,929,000	30,929,000
Stockholders' equity	385,505,699	363,583,865	352,690,191	320,802,262	277,896,186
Book value per share	15.12	14.29	13.92	12.70	11.30

FINANCIAL INFORMATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

General

Donegal Mutual Insurance Company ("Donegal Mutual") organized us as a downstream insurance holding company on August 26, 1986. Our insurance subsidiaries, Atlantic States Insurance Company ("Atlantic States"), Southern Insurance Company of Virginia ("Southern"), Le Mars Insurance Company ("Le Mars"), the Peninsula Insurance Group ("Peninsula"), which consists of Peninsula Indemnity Company and The Peninsula Insurance Company, and Sheboygan Falls Insurance Company ("Sheboygan"), write personal and commercial lines of property and casualty coverages exclusively through a network of independent insurance agents in certain Mid-Atlantic, Midwest and Southern states. We acquired Sheboygan on December 1, 2008, and Sheboygan's results of operations have been included in our consolidated results from that date. The personal lines products of our insurance subsidiaries consist primarily of homeowners and private passenger automobile policies. The commercial lines products of our insurance subsidiaries consist primarily of commercial automobile, commercial multi-peril and workers' compensation policies. We also own 48.2% of the outstanding stock of Donegal Financial Services Corporation ("DFSC"), a thrift holding company. Donegal Mutual owns the remaining 51.8% of the outstanding stock of DFSC.

At December 31, 2009, Donegal Mutual owned approximately 42% of our outstanding Class A common stock and approximately 75% of our outstanding Class B common stock. Our insurance subsidiaries and Donegal Mutual have interrelated operations. While each company maintains its separate corporate existence, our insurance subsidiaries and Donegal Mutual conduct business together as the Donegal Insurance Group. As such, Donegal Mutual and our insurance subsidiaries share the same business philosophy, the same management, the same employees and the same facilities and offer the same types of insurance products.

In March 2007, our board of directors authorized a share repurchase program, pursuant to which we purchased 500,000 shares of our Class A common stock at market prices prevailing from time to time in the open market subject to the provisions of Securities and Exchange Commission (SEC) Rule 10b-18 and in privately negotiated transactions. We purchased 19,231 and 214,343 shares of our Class A common stock under this program during 2009 and 2008, respectively. As of December 31, 2009, we had no remaining authorization to purchase shares under this program.

In December 2006, Donegal Mutual consummated an affiliation with Sheboygan. As part of the affiliation, Donegal Mutual made a $3.5 million contribution note investment in Sheboygan. During 2008, Sheboygan's board of directors adopted a plan of conversion to convert to a stock insurance company. Following policyholder and regulatory approval of the plan of conversion, we acquired Sheboygan as of December 1, 2008 for approximately $12.0 million in cash, including payment of the contribution note and accrued interest to Donegal Mutual.

In February 2009, our board of directors authorized a share repurchase program, pursuant to which we may purchase up to 300,000 shares of our Class A common stock at market prices prevailing from time to time in the open market subject to the provisions of SEC Rule 10b-18 and in privately negotiated transactions. We purchased 7,669 shares of our Class A common stock under this program during 2009. As of December 31, 2009, we had the authority to purchase 292,331 shares under this program.

In October 2009, Donegal Mutual consummated an affiliation with Southern Mutual Insurance Company ("Southern Mutual"), pursuant to which Donegal Mutual purchased a surplus note of Southern Mutual in the principal amount of $2.5 million, Donegal Mutual designees became a majority of the members of Southern Mutual's board of directors and Donegal Mutual agreed to provide quota share reinsurance to Southern Mutual for 100% of its business. Effective October 31, 2009, Donegal Mutual began to include business assumed from Southern Mutual in its pooling agreement with Atlantic States. Southern Mutual writes primarily personal lines of insurance in Georgia and South Carolina and had direct premiums written of approximately $13.3 million for the year ended December 31, 2009.

Pooling Agreement and Other Transactions with Affiliates

In the mid-1980's, Donegal Mutual recognized the need to develop additional sources of capital and surplus to remain competitive and to have the capacity to expand its business and assure its long-term viability. Donegal Mutual determined to implement a downstream holding company structure as a strategic response. Thus, in 1986, Donegal Mutual formed us as a downstream holding company, then wholly owned by Donegal Mutual. We in turn formed Atlantic States as our wholly owned subsidiary. Donegal Mutual and Atlantic States then entered into a proportional reinsurance agreement, or pooling agreement, in 1986. Under this pooling agreement, Donegal Mutual and Atlantic States pool substantially all of their respective premiums, losses and loss expenses. Donegal Mutual then cedes 80% of the pooled business to Atlantic States.

Since 1986, we have completed three public offerings. A major purpose of those offerings was to provide capital for Atlantic States and our other insurance subsidiaries and to fund acquisitions. As the capital of Atlantic States increased, its underwriting capacity increased proportionately. Thus, as we originally planned in the mid-1980's, Atlantic States has had access to the capital necessary to support the growth of its direct business and increases in the amount and percentage of business it assumes from the underwriting pool. As a result, the participation of Atlantic States in the inter-company pool has increased over the years from its initial 35% participation in 1986 to its 80% participation in 2008, and the size of the pool has increased substantially. From July 1, 2000 through February 29, 2008, Atlantic States had a 70% share of the results of the pool, and Donegal Mutual had a 30% share of the results of the pool. Effective March 1, 2008, Donegal Mutual and Atlantic States amended the pooling agreement to increase Atlantic States' share of the pooled business to 80%.

The risk profiles of the business Atlantic States and Donegal Mutual write have historically been, and continue to be, substantially similar. The same executive management and underwriting personnel administer products, classes of business underwritten, pricing practices and underwriting standards of Donegal Mutual and our insurance subsidiaries.

In addition, as the Donegal Insurance Group, Donegal Mutual and our insurance subsidiaries share a combined business plan to achieve market penetration and underwriting profitability objectives. The products our insurance subsidiaries and Donegal Mutual offer are generally complementary, thereby allowing the Donegal Insurance Group to offer a broader range of products to a given market and to expand the Donegal Insurance Group's ability to service an entire personal lines or commercial lines account. Distinctions within the products of Donegal Mutual and our insurance subsidiaries generally relate to specific risk profiles targeted within similar classes of business, such as preferred tier versus standard tier products, but we and Donegal Mutual do not allocate all of the standard risk gradients to one company. Therefore, the underwriting profitability of the business written directly by the individual companies will vary. However, since the underwriting pool homogenizes the risk characteristics of all business written directly by Donegal Mutual and Atlantic States, Donegal Mutual and Atlantic States share the underwriting results in proportion to their respective participation in the pool. We realize 80% of the underwriting results of the pool because of the 80% participation of Atlantic States in the underwriting pool. The business Atlantic States derives from the pool represents the predominant percentage of our total revenues. See Note 3 – Transactions with Affiliates for more information regarding the pooling agreement.

In addition to the pooling agreement and third-party reinsurance, our insurance subsidiaries have various reinsurance arrangements with Donegal Mutual. These agreements include:

- catastrophe reinsurance agreements with Atlantic States, Le Mars and Southern;
- an excess of loss reinsurance agreement with Southern;
- a quota-share reinsurance agreement with Le Mars;
- a quota-share reinsurance agreement with Peninsula; and
- a quota-share reinsurance agreement with Southern.

The intent of the excess of loss and catastrophe reinsurance agreements is to lessen the effects of a single large loss, or an accumulation of smaller losses arising from one event, to levels that are appropriate given each subsidiary's size, underwriting profile and surplus position.

The intent of the quota-share reinsurance agreement with Le Mars is to transfer to Le Mars 100% of the premiums and losses related to certain products Donegal Mutual offers in certain Midwest states, which provide the availability of additional complementary products to Le Mars' commercial accounts.

Donegal Mutual and Peninsula have a quota-share reinsurance agreement that transfers to Donegal Mutual 100% of the premiums and losses related to the workers' compensation product line of Peninsula in certain states, which provides the availability of an additional workers' compensation tier to Donegal Mutual's commercial accounts.

The intent of the quota-share reinsurance agreement with Southern is to transfer to Southern 100% of the premiums and losses related to certain personal lines products Donegal Mutual offers in Virginia through the use of its automated policy quoting and issuance system.

Donegal Mutual provides facilities, personnel and other services to us and our insurance subsidiaries. Donegal Mutual allocates certain related expenses to Atlantic States in relation to the relative participation of Donegal Mutual and Atlantic States in the pooling agreement. Our insurance subsidiaries other than Atlantic States reimburse Donegal Mutual for their personnel costs and bear their proportionate share of information services costs based on their percentage of total written premiums of the Donegal Insurance Group.

All new agreements and all changes to existing agreements between our insurance subsidiaries and Donegal Mutual must first be approved by a coordinating committee comprised of two of our board members who do not serve on Donegal Mutual's board and two members of Donegal Mutual's board who do not serve on our board. In order to approve a new agreement or a change in an agreement, our members on the coordinating committee must conclude that the agreement or change is fair and equitable to us and in the best interests of our stockholders, and Donegal Mutual's members on the coordinating committee must conclude that the agreement or change is fair and equitable to Donegal Mutual and in the best interests of its policyholders.

There were no significant changes to the pooling agreement or other reinsurance agreements with Donegal Mutual during 2009 and 2008 except as noted above.

Critical Accounting Policies and Estimates

We combine our financial statements with those of our insurance subsidiaries and present them on a consolidated basis in accordance with United States generally accepted accounting principles (GAAP).

Our insurance subsidiaries make estimates and assumptions that can have a significant effect on amounts and disclosures we report in our financial statements. The most significant estimates relate to the reserves of our insurance subsidiaries for property and casualty insurance unpaid losses and loss expenses, valuation of investments and determination of other-than-temporary impairment and our insurance subsidiaries' policy acquisition costs. While we believe our estimates and the estimates of our insurance subsidiaries are appropriate, the ultimate amounts may differ from the estimates provided. We regularly review our methods for making these estimates, and we reflect any adjustment considered necessary in our current results of operations.

Liability for Losses and Loss Expenses

Liabilities for losses and loss expenses are estimates at a given point in time of the amounts an insurer expects to pay with respect to policyholder claims based on facts and circumstances then known. At the time of establishing its estimates, an insurer recognizes that its ultimate liability for losses and loss expenses will exceed or be less than such estimates. Our insurance subsidiaries base their estimates of liabilities for losses and loss expenses on assumptions as to future loss trends and expected claims severity, judicial theories of liability and other factors. However, during the loss adjustment period, our insurance subsidiaries may learn additional facts regarding individual claims, and, consequently, it often becomes necessary for our insurance subsidiaries to refine and adjust their estimates of liability. We reflect any adjustments to our insurance subsidiaries' liabilities for losses and loss expenses in our operating results in the period in which our insurance subsidiaries make the changes in estimates.

Our insurance subsidiaries maintain liabilities for the payment of losses and loss expenses with respect to both reported and unreported claims. Our insurance subsidiaries establish these liabilities for the purpose of covering the ultimate costs of settling all losses, including investigation and litigation costs. Our insurance subsidiaries base the amount of their liability for reported losses primarily upon a case-by-case evaluation of the type of risk involved, knowledge of the circumstances surrounding each claim and the insurance policy provisions relating to the type of loss. Our insurance subsidiaries determine the amount of their liability for unreported claims and loss expenses on the basis of historical information by line of insurance. Our insurance subsidiaries account for inflation in the reserving function through analysis of costs and trends and reviews of historical reserving results. Our insurance subsidiaries closely monitor their liabilities and recompute them periodically using new information on reported claims and a variety of statistical techniques. Our insurance subsidiaries do not discount their liabilities for losses.

Reserve estimates can change over time because of unexpected changes in assumptions related to our insurance subsidiaries' external environment and, to a lesser extent, assumptions as to our insurance subsidiaries' internal operations. For example, our insurance subsidiaries have experienced a decrease in claims frequency on workers' compensation claims during the past several years while claims severity has gradually increased. These trend changes give rise to greater uncertainty as to the pattern of future loss settlements on workers' compensation claims. Related uncertainties regarding future trends include the cost of medical technologies and procedures and changes in the utilization of medical procedures. Assumptions related to our insurance subsidiaries' external environment include the absence of significant changes in tort law and legal decisions that increase liability exposure, consistency in judicial interpretations of insurance coverage and policy provisions and the rate of loss cost inflation. Internal assumptions include consistency in the recording of premium and loss statistics, consistency in the recording of claims, payment and case reserving methodology, accurate measurement of the impact of rate changes and changes in policy provisions, consistency in the quality and characteristics of business written within a given line of business and consistency in reinsurance coverage and collectibility of reinsured losses, among other items. To the extent our insurance subsidiaries determine that underlying factors impacting their assumptions have changed, our insurance subsidiaries attempt to make appropriate adjustments for such changes in their reserves. Accordingly, our insurance subsidiaries' ultimate liability for unpaid losses and loss expenses will likely differ from the amount recorded at December 31, 2009. For every 1% change in our insurance subsidiaries' estimate for loss and loss expense reserves, net of reinsurance recoverable, the effect on our pre-tax results of operations would be approximately $1.8 million.

The establishment of appropriate liabilities is an inherently uncertain process, and there can be no assurance that our insurance subsidiaries' ultimate liability will not exceed our insurance subsidiaries' loss and loss expense reserves and have an adverse effect on our results of operations and financial condition. Furthermore, we cannot predict the timing, frequency and extent of adjustments to our insurance subsidiaries' estimated future liabilities, since the historical conditions and events that serve as a basis for our insurance subsidiaries' estimates of ultimate claim costs may change. As is the case for substantially all property and casualty insurance companies, our insurance subsidiaries have found it necessary in the past to increase their estimated future liabilities for losses and loss expenses in certain periods, and in other periods their estimates have exceeded their actual liabilities. Changes in our insurance subsidiaries' estimate of their liability for losses and loss expenses generally reflect actual payments and the evaluation of information received since the prior reporting date. Our insurance subsidiaries recognized an increase (decrease) in their liability for losses and loss expenses of prior years of $9.8 million, $2.7 million and ($10.0) million in 2009, 2008 and 2007, respectively. Our insurance subsidiaries made no significant changes in their reserving philosophy, key reserving assumptions or claims management personnel, and there have been no significant offsetting changes in estimates that increased or decreased their loss and loss expense reserves in those years. The majority of the 2009 development related to increases in the liability for losses and loss expenses of prior years for Atlantic States and Southern. The 2009 development represented 6.0% of our December 31, 2008 carried reserves and was driven primarily by higher-than-expected severity in the private passenger automobile liability, homeowners and workers' compensation lines of business in accident year 2008.

Excluding the impact of isolated catastrophic weather events, our insurance subsidiaries have noted stable amounts in the number of claims incurred and slight downward trends in the number of claims outstanding at period ends relative to their premium base in recent years across most of their lines of business. However, the amount of the average claim outstanding has increased gradually over the past several years as the property and casualty insurance industry has experienced increased litigation trends and economic conditions that have extended the estimated length of disabilities and contributed to increased medical loss costs and a general slowing of settlement rates in litigated claims. Our insurance subsidiaries could have to make further adjustments to their estimates in the future. However, on the basis of our insurance subsidiaries' internal procedures, which analyze, among other things, their prior assumptions, their experience with similar cases and historical trends such as reserving patterns, loss payments, pending levels of unpaid claims and product mix, as well as court decisions, economic conditions and public attitudes, we believe that our insurance subsidiaries have made adequate provision for their liability for losses and loss expenses.

Atlantic States' participation in the pool with Donegal Mutual exposes it to adverse loss development on the business of Donegal Mutual that is included in the pool. However, pooled business represents the predominant percentage of the net underwriting activity of both companies, and Donegal Mutual and Atlantic States would proportionately share any adverse risk development of the pooled business. The business in the pool is homogenous, and each company has a pro-rata share of the entire pool. Since substantially all of the business of Atlantic States and Donegal Mutual is pooled and the results shared by each company according to its participation level under the terms of the pooling agreement, the intent of the underwriting pool is to produce a more uniform and stable underwriting result from year to year for each company than they would experience individually and to spread the risk of loss between the companies.

Our insurance subsidiaries' liability for losses and loss expenses by major line of business as of December 31, 2009 and 2008 consisted of the following:

(in thousands)	2009	2008
Commercial lines:		
Automobile	$ 21,465	$ 19,758
Workers' compensation	38,092	36,667
Commercial multi-peril	30,640	27,808
Other	1,886	1,893
Total commercial lines	92,083	86,126
Personal lines:		
Automobile	70,019	60,939
Homeowners	16,312	11,796
Other	1,848	2,445
Total personal lines	88,179	75,180
Total commercial and personal lines	180,262	161,306
Plus reinsurance recoverable	83,337	78,503
Total liability for losses and loss expenses	$263,599	$239,809

We have evaluated the effect on our insurance subsidiaries' loss and loss expense reserves and our stockholders' equity in the event of reasonably likely changes in the variables considered in establishing loss and loss expense reserves. We established the range of reasonably likely changes based on a review of changes in accident year development by line of business and applied it to our insurance subsidiaries' loss reserves as a whole. The selected range does not necessarily indicate what could be the potential best or worst case or likely scenario. The following table sets forth the effect on our insurance subsidiaries' loss and loss expense reserves and our stockholders' equity in the event of reasonably likely changes in the variables considered in establishing loss and loss expense reserves:

Change in Loss and Loss Expense Reserves Net of Reinsurance	Adjusted Loss and Loss Expense Reserves Net of Reinsurance as of December 31, 2009	Percentage Change in Equity as of December 31, 2009[1]	Adjusted Loss and Loss Expense Reserves Net of Reinsurance as of December 31, 2008	Percentage Change in Equity as of December 31, 2008[1]
	(dollars in thousands)			
-10.0%	$162,236	3.0%	$145,175	2.9%
-7.5	166,742	2.3	149,208	2.2
-5.0	171,249	1.5	153,241	1.4
-2.5	175,755	0.8	157,273	0.7
Base	180,262	--	161,306	--
2.5	184,769	-0.8	165,339	-0.7
5.0	189,275	-1.5	169,371	-1.4
7.5	193,782	-2.3	173,404	-2.2
10.0	198,288	-3.0	177,437	-2.9

[1] Net of income tax effect.

Our insurance subsidiaries base their reserves for unpaid losses and loss expenses on current trends in loss and loss expense development and reflect their best estimates for future amounts needed to pay losses and loss expenses with respect to incurred events currently known to them plus incurred but not reported ("IBNR") claims. Our insurance subsidiaries develop their reserve estimates based on an assessment of known facts and circumstances, review of historical loss settlement patterns, estimates of trends in claims severity, frequency, legal and regulatory changes and other assumptions. Actuarial loss reserving techniques and assumptions, which rely on historical information as adjusted to reflect current conditions, are consistently applied, including consideration of recent case reserve activity. For the year ended December 31, 2009, our insurance subsidiaries used the most-likely number as determined by our actuaries. Based upon information provided by our actuaries during the development of our insurance subsidiaries' net reserves for losses and loss expenses for the year ended December 31, 2009, we developed a range from a low of $165.6 million to a high of $196.2 million and with a most-likely number of $180.3 million. The range of estimates for commercial lines in 2009 was $84.6 million to $100.2 million (we selected the actuaries' most-likely number of $92.1 million) and for personal lines in 2009 was $81.0 million to $96.0 million (we selected the actuaries' most-likely number of $88.2 million). Based upon information provided by our actuaries during the development of our insurance subsidiaries' net reserves for losses and loss expenses for the year ended December 31, 2008, we developed a range from a low of $147.9 million to a high of $176.0 million and with a most-likely number of $161.3 million. The range of estimates for commercial lines in 2008 was $79.0 million to $94.0 million (we selected the actuaries' most-likely number of $86.1 million) and for personal lines in 2008 was $68.9 million to $82.1 million (we selected the actuaries' most-likely number of $75.2 million).

Our insurance subsidiaries seek to enhance their underwriting results by carefully selecting the product lines they underwrite. For personal lines products, our insurance subsidiaries insure standard and preferred risks in private passenger automobile and homeowners lines. For commercial lines products, the commercial risks that our insurance subsidiaries primarily insure are mercantile risks, business offices, wholesalers, service providers, contractors and artisan risks, limiting industrial and manufacturing exposures. Our insurance subsidiaries have limited exposure to asbestos and other environmental liabilities. Our insurance subsidiaries write no medical malpractice or professional liability risks. Through the consistent application of this disciplined underwriting philosophy, our insurance subsidiaries have avoided many of the "long-tail" issues other insurance companies have faced. We consider workers' compensation to be a "long-tail" line of business, in that workers' compensation claims tend to be settled over a longer timeframe than those in our other lines of business. The following table presents 2009 and 2008 claim count and payment amount information for workers' compensation. Workers' compensation losses primarily consist of indemnity and medical costs for injured workers. Substantially all of the claims are relatively small individual claims of a similar type.

	For the Year Ended December 31,	
	2009	2008
	(dollars in thousands)	
Number of claims pending, beginning of period	1,401	1,452
Number of claims reported	2,449	2,976
Number of claims settled or dismissed	2,554	3,027
Number of claims pending, end of period	1,296	1,401
Losses paid	$17,131	$17,068
Loss expenses paid	3,944	3,377

Investments

We make estimates concerning the valuation of our investments and the recognition of other-than-temporary declines in the value of our investments. For equity securities, we write down the investment to its fair value, and we reflect the amount of the write-down as a realized loss in our results of operations when we consider the decline in value of an individual investment to be other than temporary. We individually monitor all investments for other-than-temporary declines in value. Generally, we assume there has been an other-than-temporary decline in value if an individual equity security has depreciated in value by more than 20% of original cost and has been in such an unrealized loss position for more than six months. We held five equity securities that were in an unrealized loss position at December 31, 2009. Based upon our analysis of general market conditions and underlying factors impacting these equity securities, we considered these declines in value to be temporary. With respect to a debt security that is in an unrealized loss position, we first assess if we intend to sell the debt security. If we determine we intend to sell the debt security, we recognize the impairment loss in our results of operations. If we do not intend to sell the debt security, we determine whether it is more likely than not that we will be required to sell the debt security prior to recovery. If we determine it is more likely than not that we will be required to sell the debt security prior to recovery, we recognize an impairment loss in our results of operations. If we determine it is more likely than not that we will not be required to sell the debt security prior to recovery, we then evaluate whether a credit loss has occurred. We determine whether a credit loss has occurred by comparing the amortized cost of the debt security to the present value of the cash flows we expect to collect. If we expect a cash flow shortfall, we consider that a credit loss has occurred. If we determine that a credit loss occurred, we consider the impairment to be other than temporary. We then recognize the amount of the impairment loss related to the credit loss in our results of operations, and we recognize the remaining portion of the impairment loss in our other comprehensive income, net of applicable taxes. In addition, we may write down securities in an unrealized loss position based on a number of other factors, including when the fair value of an investment is significantly below its cost, when the financial condition of the issuer of a security has deteriorated, the occurrence of industry, company or geographic events that have negatively impacted the value of a security and rating agency downgrades. We held 73 debt securities that were in an unrealized loss position at December 31, 2009. Based upon our analysis of general market conditions and underlying factors impacting these debt securities, we considered these declines in value to be temporary. We included losses of $0, $1.2 million and $469,000 in net realized investment gains (losses) in 2009, 2008 and 2007, respectively, for certain equity investments trading below cost on an other-than-temporary basis.

We held fixed maturities and equity securities with unrealized losses representing declines that we considered temporary at December 31, 2009 as follows:

	Less than 12 months		12 months or longer	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$26,703,601	$ 585,364	$ —	$ —
Obligations of states and political subdivisions	17,971,018	256,527	29,582,488	786,970
Corporate securities	1,284,405	23,525	666,941	61,366
Residential mortgage-backed securities	23,514,855	328,969	477,421	543
Equity securities	2,139,457	227,798	—	—
Totals	$71,613,336	$1,422,183	$30,726,850	$ 848,879

We held fixed maturities and equity securities with unrealized losses representing declines that we considered temporary at December 31, 2008 as follows:

	Less than 12 months		12 months or longer	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ —	$ —	$ —	$ —
Obligations of states and political subdivisions	117,360,120	6,880,692	65,626,857	3,331,443
Corporate securities	16,780,992	448,760	2,536,165	733,109
Residential mortgage-backed securities	2,925,368	24,376	2,928,685	22,526
Equity securities	484,000	59,458	—	—
Totals	$137,550,480	$7,413,286	$71,091,707	$4,087,078

We present our investments in available-for-sale fixed maturity and equity securities at estimated fair value and classify them in one of three categories described in Note 6 – Fair Value Measurements. The estimated fair value of a security may differ from the amount that could be realized if the security were sold in a forced transaction. In addition, the valuation of fixed maturity investments is more subjective when markets are less liquid, increasing the potential that the estimated fair value does not reflect the price at which an actual transaction would occur. We utilize nationally recognized independent pricing services to estimate fair values for substantially all of our fixed maturity and equity investments. We generally obtain one price per security. The pricing services utilize market quotations for fixed maturity and equity securities that have quoted prices in active markets. For fixed maturity securities that generally do not trade on a daily basis, the pricing services prepare estimates of fair value measurements using proprietary pricing applications, which include available relevant market information, benchmark yields, sector curves and matrix pricing. The pricing services do not use broker quotes in determining the fair values of our investments. We review the estimates of fair value provided by the pricing services to determine if the estimates obtained are representative of fair values based upon our general knowledge of the market, our research findings related to unusual fluctuations in value and our comparison of such values to execution prices for similar securities. As of December 31, 2009 and 2008, we received one estimate per security from one of the pricing services, and we priced all but an insignificant amount of our Level 1 and Level 2 investments using those prices. In our review of the estimates provided by the pricing services as of December 31, 2009 and 2008, we did not identify any discrepancies, and we did not make any adjustments to the estimates the pricing services provided. We reclassified one equity security to Level 3 during 2009. We utilized a fair value model that incorporated significant unobservable inputs, such as estimated volatility, to estimate the equity security's fair value.

We had no sales or transfers from the held to maturity portfolio in 2009, 2008 or 2007.

Policy Acquisition Costs

We defer our insurance subsidiaries' policy acquisition costs, consisting primarily of commissions, premium taxes and certain other underwriting costs that vary with and are directly related to the production of business, and amortize these costs over the period in which our insurance subsidiaries earn the premiums. The method we follow in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value, which gives effect to the premium to be earned, related investment income, losses and loss expenses and certain other costs expected to be incurred as the premium is earned.

Management Evaluation of Operating Results

We believe that principal factors contributing to our earnings over the past several years have been our insurance subsidiaries' overall premium growth, earnings from acquisitions and our insurance subsidiaries' disciplined underwriting practices.

The property and casualty insurance industry is highly cyclical, and individual lines of business experience their own cycles within the overall insurance industry cycle. Premium rate levels have a relationship to the availability of insurance coverage, which varies according to the level of surplus in the insurance industry and other factors. The level of surplus in the industry varies with returns on capital and regulatory barriers to the withdrawal of surplus. Increases in surplus have generally been accompanied by increased price competition among property and casualty insurers. If our insurance subsidiaries were to find it necessary to reduce premiums or limit premium increases due to competitive pressures on pricing, our insurance subsidiaries could experience a reduction in profit margins and revenues, an increase in ratios of losses and expenses to premiums and, therefore, lower profitability. The cyclicality of the insurance market and its potential impact on our results is difficult to predict with any significant reliability. We evaluate the performance of our commercial lines and personal lines segments primarily based upon the underwriting results of our insurance subsidiaries as determined under statutory accounting practices (SAP), which our management uses to measure performance for the total business of our insurance subsidiaries. We use the following financial data to monitor and evaluate our operating results:

	Year Ended December 31,		
(in thousands)	2009	2008	2007
Net premiums written:			
Personal lines:			
Automobile	$161,932	$154,091	$132,452
Homeowners	77,420	72,195	58,602
Other	13,135	13,254	11,299
Total personal lines	252,487	239,540	202,353
Commercial lines:			
Automobile	34,054	35,959	32,059
Workers' compensation	28,921	36,459	32,361
Commercial multi-peril	44,000	49,004	43,559
Other	3,767	3,979	3,357
Total commercial lines	110,742	125,401	111,336
Total net premiums written	$363,229	$364,941	$313,689
Components of GAAP combined ratio:			
Loss ratio	70.7%	64.7%	57.4%
Expense ratio	31.3	32.1	33.5
Dividend ratio	0.2	0.4	0.4
GAAP combined ratio	102.2%	97.2%	91.3%
Revenues:			
Premiums earned:			
Personal lines	$242,313	$225,143	$196,429
Commercial lines	113,233	121,567	113,642
SAP premiums earned	355,546	346,710	310,071
GAAP adjustments	(521)	(135)	—
GAAP premiums earned	355,025	346,575	310,071
Net investment income	20,631	22,756	22,785
Realized investment gains (losses)	4,480	(2,971)	2,051
Other	6,597	5,952	5,711
Total revenues	$386,733	$372,312	$340,618
Components of net income:			
Underwriting income (loss):			
Personal lines	$ (17,235)	$ (7,609)	$ 1,736
Commercial lines	5,805	13,819	22,744
SAP underwriting (loss) income	(11,430)	6,210	24,480
GAAP adjustments	3,636	3,530	2,603
GAAP underwriting (loss) income	(7,794)	9,740	27,083
Net investment income	20,631	22,756	22,785
Realized investment gains (losses)	4,480	(2,971)	2,051
Other	3,360	2,567	930
Income before income taxes	20,677	32,092	52,849
Income taxes	(1,847)	(6,550)	(14,569)
Net income	$ 18,830	$ 25,542	$ 38,280

Results of Operations
Years Ended December 31, 2009 and 2008

Net Premiums Written

Our insurance subsidiaries' 2009 net premiums written decreased slightly to $363.2 million, compared to $364.9 million for 2008. Commercial lines net premiums written decreased $14.7 million, or 11.7%, for 2009 compared to 2008. Personal lines net premiums written increased $13.0 million, or 5.4%, for 2009 compared to 2008. Net premiums written for 2009 included a $5.4 million transfer of unearned premium related to Donegal Mutual's affiliation with Southern Mutual. Net premiums written for 2008 included a $13.6 million transfer of unearned premiums related to the change in the pooling agreement between Atlantic States and Donegal Mutual effective March 1, 2008.

Net Premiums Earned

Our insurance subsidiaries' net premiums earned increased to $355.0 million for 2009, an increase of $8.4 million, or 2.4%, over 2008. Our insurance subsidiaries' net earned premiums during 2009 have grown due to the increase in written premiums during 2008. Our insurance subsidiaries earn premiums and recognize them as income over the terms of the policies they issue. Such terms are generally one year or less in duration. Therefore, increases or decreases in net premiums earned will generally reflect increases or decreases in net premiums written in the preceding twelve-month period compared to the same period one year earlier.

Investment Income

For 2009, our net investment income was $20.6 million, a 9.7% decrease from 2008. An increase in our average invested assets from $619.0 million in 2008 to $649.5 million in 2009 was offset by a decrease in our annualized average return to 3.2% in 2009, compared to 3.7% in 2008. The decrease in our annualized average rate of return on investments was primarily due to lower reinvestment rates for securities added to our fixed income portfolio during 2009.

Installment Payment Fees

Our insurance subsidiaries' installment fees increased primarily as a result of increases in policy counts during 2009.

Net Realized Investment Gains/Losses

Our net realized investment gains (losses) in 2009 and 2008 were $4.5 million and ($3.0) million, respectively. Realized investment gains in 2009 resulted primarily from sales of equity securities as well as fixed maturity investments that had appreciated significantly during the year. Realized investment losses in 2008 included $2.4 million representing our pro rata share of investment losses in a limited partnership investment that was solely invested in equity securities. We recognized no impairment charges in 2009, compared to impairment charges of $1.2 million in 2008. Our impairment charges for 2008 were the result of declines in the fair value of equity securities that we determined to be other than temporary. The remaining net realized investment gains and losses in both periods resulted from turnover within our investment portfolio.

Losses and Loss Expenses

Our insurance subsidiaries' loss ratio, which is the ratio of incurred losses and loss expenses to premiums earned, was 70.7% in 2009, compared to 64.7% in 2008. Our insurance subsidiaries' commercial lines loss ratio increased to 64.3% in 2009, compared to 56.6% in 2008. This increase primarily resulted from the workers' compensation loss ratio increasing to 75.1% in 2009, compared to 58.9% in 2008, and the commercial automobile loss ratio increasing to 56.4% in 2009, compared to 53.5% in 2008, as a result of increased claim severity and less favorable prior-accident-year loss reserve development. The personal lines loss ratio increased to 73.6% in 2009, compared to 69.1% in 2008 , primarily as a result of an increase in the homeowners loss ratio to 78.3% in 2009, compared to 63.0% in 2008, as a result of an increase in weather-related claims and increased property claims from fires.

Underwriting Expenses

Our insurance subsidiaries' expense ratio, which is the ratio of policy acquisition and other underwriting expenses to premiums earned, was 31.3% in 2009, compared to 32.1% in 2008. The decrease in the 2009 expense ratio reflects decreased underwriting-based incentive compensation costs in 2009 compared to 2008 and expense savings initiatives that commenced in the fourth quarter of 2008.

Combined Ratio

Our insurance subsidiaries' combined ratio was 102.2% and 97.2% in 2009 and 2008, respectively. The combined ratio represents the sum of the loss ratio, expense ratio and dividend ratio, which is the ratio of workers' compensation policy dividends incurred to premiums earned.

Interest Expense

Our interest expense in 2009 was $1.7 million, compared to $1.8 million in 2008. The decrease in interest expense reflected the redemption of $15.5 million of subordinated debentures in August 2008 and a decrease in average interest rates on our subordinated debentures in 2009 compared to 2008, offset by interest expense related to a premium tax litigation settlement.

Income Taxes

Our income tax expense was $1.8 million in 2009, compared to $6.6 million in 2008, representing an effective tax rate of 8.9%, compared to 20.4% in 2008. The change in effective tax rates is primarily due to tax-exempt interest income representing a larger proportion of income before income tax expense in 2009 compared to 2008. We benefited from a 9.9% increase in tax-exempt interest income in 2009 compared to 2008.

Net Income and Earnings Per Share

Our net income in 2009 was $18.8 million, or $.76 per share of Class A common stock and $.68 per share of Class B common stock on a diluted basis, compared to our net income of $25.5 million, or $1.02 per share of Class A common stock and $.92 per share of Class B common stock on a diluted basis, in 2008. Our fully diluted Class A shares outstanding for 2009 decreased slightly to 19.9 million, compared to 20.0 million for December 31, 2008, as a result of our repurchase of treasury stock. Our Class B shares outstanding did not change at 5.6 million.

Book Value Per Share and Return on Equity

Our stockholders' equity increased by $21.9 million in 2009, primarily as a result of favorable operating results and unrealized gains within our investment portfolio. Book value per share increased by 5.8% to $15.12 at December 31, 2009, compared to $14.29 a year earlier. Our return on average equity was 5.0% for 2009, compared to 7.1% for 2008.

Years Ended December 31, 2008 and 2007

Net Premiums Written

Our insurance subsidiaries' 2008 net premiums written increased by 16.3% to $364.9 million, compared to $313.7 million for 2007. Commercial lines net premiums written increased $14.1 million, or 12.7%, for 2008 compared to 2007. Personal lines net premiums written increased $37.1 million, or 18.3%, for 2008 compared to 2007. Net premiums written for 2008 included a $13.6 million transfer of unearned premiums related to the change in the pooling agreement between Atlantic States and Donegal Mutual effective March 1, 2008 and reflected the impact of the increased pooling allocation of approximately $24.4 million for the remainder of 2008. Net premiums written during the year also benefited from the renewal of our 2008 reinsurance program at lower rates compared to 2007. The lower reinsurance rates were largely due to our decision to increase our per loss retention from $400,000 to $600,000 effective January 1, 2008.

Net Premiums Earned

Our insurance subsidiaries' net premiums earned increased to $346.6 million for 2008, an increase of $36.5 million, or 11.8%, over 2007. Our insurance subsidiaries' net earned premiums during 2008 grew due to the increase in written premiums during the year. Our insurance subsidiaries earn premiums and recognize them as income over the terms of the policies they issue. Such terms are generally one year or less in duration. Therefore, increases or decreases in net premiums earned will generally reflect increases or decreases in net premiums written in the preceding twelve-month period compared to the same period one year earlier. Net premiums earned in 2008 reflected the impact of an increased pooling allocation and benefited from the renewal of our 2008 reinsurance program at lower rates compared to 2007.

Investment Income

For 2008, our net investment income was unchanged from 2007 at $22.8 million. An increase in our average invested assets from $598.6 million in 2007 to $619.0 million in 2008 was offset by a decrease in our annualized average return to 3.7% in 2008 compared to 3.8% in 2007. The decrease in our annualized average rate of return on investments was primarily due to reduced yields on increased holdings of short-term U.S. Treasury investments during 2008. The use of invested assets to redeem $15.5 million of subordinated debentures in August 2008 also impacted net investment income for 2008.

Installment Payment Fees

Our insurance subsidiaries' installment fees increased primarily as a result of increases in policy counts during 2008.

Net Realized Investment Gains/Losses

Our net realized investment (losses) gains in 2008 and 2007 were ($3.0) million and $2.1 million, respectively. Realized investment losses in 2008 included $2.4 million representing our pro rata share of investment losses in a limited partnership investment that is solely invested in equity securities. Our net realized investment losses in 2008 also included impairment charges of $1.2 million, compared to impairment charges of $469,000 recognized in 2007. Our impairment charges for both years were the result of declines in the fair value of equity securities that we determined to be other than temporary. The remaining net realized investment gains and losses in both periods resulted from turnover within our investment portfolio.

Losses and Loss Expenses

Our insurance subsidiaries' loss ratio, which is the ratio of incurred losses and loss expenses to premiums earned, was 64.7% in 2008, compared to 57.3% in 2007. Our insurance subsidiaries' commercial lines loss ratio increased to 56.6% in 2008, compared to 46.8% in 2007. This increase primarily resulted from the workers' compensation loss ratio increasing to 58.9% in 2008, compared to 44.8% in 2007, and the commercial automobile loss ratio increasing to 53.5% in 2008, compared to 49.1% in 2007, as a result of increased claim severity and less favorable prior-accident-year loss reserve development. The personal lines loss ratio increased to 69.1% in 2008, compared to 63.4% in 2007, primarily as a result of an increase in the personal automobile loss ratio to 73.0% in 2008, compared to 66.0% in 2007, as a result of increased claim severity and less favorable prior-accident-year loss reserve development and an increase in the homeowners loss ratio to 63.0% in 2008, compared to 61.8% in 2007, as a result of an increase in weather-related claims.

Underwriting Expenses

Our insurance subsidiaries' expense ratio, which is the ratio of policy acquisition and other underwriting expenses to premiums earned, was 32.1% in 2008, compared to 33.5% in 2007. The decrease in the 2008 expense ratio reflected the benefit of increased net premiums written during the year and decreased underwriting-based incentive compensation costs in 2008 compared to 2007.

Combined Ratio

Our insurance subsidiaries' combined ratio was 97.2% and 91.3% in 2008 and 2007, respectively. The combined ratio represents the sum of the loss ratio, expense ratio and dividend ratio, which is the ratio of workers' compensation policy dividends incurred to premiums earned.

Interest Expense

Our interest expense in 2008 was $1.8 million, compared to $2.9 million in 2007, The decrease in interest expense reflected the redemption of $15.5 million of subordinated debentures in August 2008 and a decrease in average interest rates on our subordinated debentures in 2008 compared to 2007.

Income Taxes

Our income tax expense was $6.6 million in 2008, compared to $14.6 million in 2007, representing an effective tax rate of 20.4%, compared to 27.6% in 2007. The change in effective tax rates is primarily due to tax-exempt interest income representing a larger proportion of income before income tax expense in 2008 compared to 2007, as we benefited from a 24.6% increase in tax-exempt interest income in 2008 compared to 2007.

Net Income and Earnings Per Share

Our net income in 2008 was $25.5 million, or $1.02 per share of Class A common stock and $.92 per share of Class B common stock on a diluted basis, compared to our net income of $38.3 million, or $1.53 per share of Class A common stock and $1.39 per share of Class B common stock on a diluted basis, in 2007. Our fully diluted Class A shares outstanding in 2008 did not change at 20.0 million. Our Class B shares outstanding did not change at 5.6 million.

Book Value Per Share and Return on Equity

Our stockholders' equity increased by $10.9 million in 2008, primarily as a result of favorable operating results. Book value per share increased by 2.7% to $14.29 at December 31, 2008, compared to $13.92 a year earlier. Our return on average equity was 7.1% in 2008, compared to 11.4% in 2007.

Financial Condition

Liquidity and Capital Resources

Liquidity is a measure of an entity's ability to secure enough cash to meet its contractual obligations and operating needs as they arise. Our major sources of funds from operations are the net cash flows generated from our insurance subsidiaries' underwriting results, investment income and maturing investments.

We have historically generated sufficient net positive cash flow from our operations to fund our commitments and build our investment portfolio, thereby increasing future investment returns. The impact of the pooling agreement with Donegal Mutual historically has been cash flow positive because of the historical profitability of the underwriting pool. We settle the pool monthly, thereby resulting in cash flows substantially similar to cash flows that would result from the underwriting of direct business. We maintain a high degree of liquidity in our investment portfolio in the form of marketable fixed maturities, equity securities and short-term investments. We structure our fixed-maturity investment portfolio following a "laddering" approach, so that projected cash flows from investment income and principal maturities are evenly distributed from a timing perspective, thereby providing an additional measure of liquidity to meet our obligations and the obligations of our insurance subsidiaries should an unexpected variation occur in the future. Net cash flows provided by operating activities in 2009, 2008 and 2007, were $34.1 million, $52.9 million and $26.7 million, respectively.

On November 25, 2003, we entered into a credit agreement with Manufacturers and Traders Trust Company ("M&T") relating to a four-year $35.0 million unsecured, revolving line of credit. On July 20, 2006, we amended the agreement with M&T to extend the credit agreement for four years from the date of amendment on substantially the same terms. As of December 31, 2009, we have the ability to borrow $35.0 million at interest rates equal to M&T's current prime rate or the then current LIBOR rate plus between 1.50% and 1.75%, depending on our leverage ratio. In addition, we pay a fee of 0.15% per annum on the loan commitment amount, regardless of usage. The credit agreement requires our compliance with certain covenants, which include minimum levels of net worth, leverage ratio and statutory surplus and A.M. Best ratings of our insurance subsidiaries. As of December 31, 2009, we had no borrowings outstanding, and we complied with all requirements of the credit agreement. We intend to extend the credit agreement during 2010.

The following table shows expected payments for our significant contractual obligations as of December 31, 2009:

(in thousands)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Net liability for unpaid losses and loss expenses	$180,262	$82,528	$81,278	$7,558	$ 8,898
Subordinated debentures	15,465	—	—	—	15,465
Total contractual obligations	$195,727	$82,528	$81,278	$7,558	$24,363

We estimate the timing of the amounts for the net liability for unpaid losses and loss expenses of our insurance subsidiaries based on historical experience and expectations of future payment patterns. The liability has been shown net of reinsurance recoverable on unpaid losses and loss expenses to reflect expected future cash flows related to such liability. Assumed amounts from the underwriting pool with Donegal Mutual represent a substantial portion of our insurance subsidiaries' gross liability for unpaid losses and loss expenses, and ceded amounts to the underwriting pool represent a substantial portion of our insurance subsidiaries' reinsurance recoverable on unpaid losses and loss expenses. We will include future cash settlement of Atlantic States' assumed liability from the pool in our monthly settlements of pooled activity, wherein we net amounts ceded to and assumed from the pool. Although Donegal Mutual and Atlantic States do not anticipate any further changes in the pool participation levels in the foreseeable future, any such change would be prospective in nature and therefore would not impact the timing of expected payments for Atlantic States' proportionate liability for pooled losses occurring in periods prior to the effective date of such change.

We estimate the timing of the amounts for the subordinated debentures based on their contractual maturities. We may redeem the debentures at our option, at par, as discussed in Note 10 – Borrowings. Our subordinated debentures carry interest rates that vary based upon the three-month LIBOR rate and adjust quarterly. Based upon the interest rates in effect as of December 31, 2009, our annual interest cost associated with our subordinated debentures is approximately $643,000. For every 1% change in the three-month LIBOR rate, the effect on our annual interest cost would be approximately $150,000.

Dividends declared to stockholders totaled $11.2 million, $10.4 million and $8.4 million in 2009, 2008 and 2007, respectively. There are no regulatory restrictions on the payment of dividends to our stockholders, although there are state law restrictions on the payment of dividends from our insurance subsidiaries to us. Our insurance subsidiaries are required to maintain certain minimum surplus on a statutory basis and are subject to regulations under which payment of dividends from statutory surplus is restricted and may require prior approval of their domiciliary insurance regulatory authorities. Our insurance subsidiaries are subject to risk-based capital (RBC) requirements. At December 31, 2009, each of our insurance subsidiaries had capital substantially above the RBC requirements. In 2010, amounts available for distribution as dividends to us from our insurance subsidiaries without prior approval of their domiciliary insurance regulatory authorities are $12.4 million from Atlantic States, $2.8 million from Le Mars, $3.9 million from Peninsula, $584,431 from Sheboygan and $0 from Southern.

Investments

At December 31, 2009 and 2008, our investment portfolio of primarily investment-grade bonds, common stock, short-term investments and cash totaled $679.8 million and $634.0 million, respectively, representing 72.7% and 72.1%, respectively, of our total assets.

At December 31, 2009 and 2008, the carrying value of our fixed maturity investments represented 88.7% and 86.3% of our total invested assets, respectively.

Our fixed maturity investments consisted of high-quality marketable bonds, of which 99.0% and 99.5% were rated at investment-grade levels at December 31, 2009 and 2008, respectively. As we invested excess cash from operations and proceeds from maturities of fixed maturity investments during 2009, we increased our holdings of tax-exempt fixed maturity investments in order to obtain more favorable after-tax yields.

At December 31, 2009, the net unrealized gain or loss on available-for-sale fixed maturity investments, net of deferred taxes, amounted to a gain of $9.2 million, compared to a loss of $2.1 million at December 31, 2008.

At December 31, 2009, the net unrealized gain on our equity securities, net of deferred taxes, amounted to $5.8 million, compared to $3.7 million at December 31, 2008.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to the impact of interest rate changes, changes in fair values of investments and to credit risk.

In the normal course of business, we employ established policies and procedures to manage our exposure to changes in interest rates, fluctuations in the fair market value of our debt and equity securities and credit risk. We seek to mitigate these risks by various actions described below.

Interest Rate Risk

Our exposure to market risk for a change in interest rates is concentrated in our investment portfolio. We monitor this exposure through periodic reviews of asset and liability positions. We regularly monitor estimates of cash flows and the impact of interest rate fluctuations relating to the investment portfolio. Generally, we do not hedge our exposure to interest rate risk because we have the capacity to, and do, hold fixed maturity investments to maturity.

Principal cash flows and related weighted-average interest rates by expected maturity dates for financial instruments sensitive to interest rates at December 31, 2009 are as follows:

(in thousands)	Principal Cash Flows	Weighted-Average Interest Rate
Fixed maturity and short-term investments:		
2010	$ 74,981	1.44%
2011	15,457	4.26
2012	20,476	3.32
2013	20,220	4.22
2014	26,965	4.06
Thereafter	479,472	4.40
Total	$637,571	
Fair value	$650,810	
Debt:		
Thereafter	$ 15,465	4.29%
Total	$ 15,465	
Fair value	$ 15,465	

Actual cash flows from investments may differ from those stated as a result of calls and prepayments.

Equity Price Risk

Our portfolio of equity securities, which we carry on our consolidated balance sheets at estimated fair value, has exposure to price risk, which is the risk of potential loss in estimated fair value resulting from an adverse change in prices. Our objective is to earn competitive relative returns by investing in a diverse portfolio of high-quality, liquid securities.

Credit Risk

Our objective is to earn competitive returns by investing in a diversified portfolio of securities. Our portfolio of fixed maturity securities and, to a lesser extent, short-term investments is subject to credit risk. We define this risk as the potential loss in fair value resulting from adverse changes in the borrower's ability to repay the debt. We manage this risk by performing an analysis of prospective investments and through regular reviews of our portfolio by our investment staff. We also limit the amount of our total investment portfolio that we invest in any one security.

Our insurance subsidiaries provide property and liability insurance coverages through independent insurance agencies located throughout their operating areas. Our insurance subsidiaries bill the majority of this business directly to the insured, although our insurance subsidiaries bill a portion of their commercial business through their agents to whom they extend credit in the normal course of business.

Because the pooling agreement does not relieve Atlantic States of primary liability as the originating insurer, Atlantic States is subject to a concentration of credit risk arising from business it cedes to Donegal Mutual. Our insurance subsidiaries maintain reinsurance agreements with Donegal Mutual and with a number of other major unaffiliated authorized reinsurers.

Impact of Inflation

Our insurance subsidiaries establish their property and casualty insurance premium rates before they know the amount of losses and loss settlement expenses or the extent to which inflation may impact such expenses. Consequently, our insurance subsidiaries attempt, in establishing rates, to anticipate the potential impact of inflation.

Impact of New Accounting Standards

In April 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) FAS 115-2 and Financial Accounting Standard (FAS) 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments," codified in FASB Accounting Standards Codification (ASC) section 320-10-65. ASC section 320-10-65 provides guidance designed to create greater clarity and consistency in accounting for and presenting impairment losses on debt securities. ASC section 320-10-65 is effective for interim and annual periods ending after June 15, 2009. Effective April 1, 2009, we adopted ASC section 320-10-65. We had no cumulative effect adjustment because we had no debt securities we had determined previously to be other-than-temporarily impaired. Beginning on April 1, 2009, we analyzed our debt securities for other-than-temporary impairment adjustments using the guidance in ASC section 320-10-65.

In April 2009, the FASB issued FSP FAS 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly," codified in ASC section 820-10-35. ASC section 820-10-35 provides guidelines for making fair value measurements that are more consistent with the principles presented in FAS 157, "Fair Value Measurements," codified in ASC subtopic 820-10. ASC section 820-10-35 is effective for interim and annual periods ending after June 15, 2009. Effective April 1, 2009, we adopted ASC section 820-10-35. The adoption of ASC section 820-10-35 expanded certain fair value disclosures in our financial statements but had no effect on our results of operations, financial condition or liquidity.

In April 2009, the FASB issued FSP FAS 107-1 and Accounting Principles Board (APB) 28-1, "Interim Disclosures about Fair Value of Financial Instruments," codified in ASC section 825-10-65. ASC section 825-10-65 amends FAS 107, "Disclosures about Fair Value of Financial Instruments," codified in ASC subtopic 825-10, to require disclosures about the fair value of financial instruments for interim periods as well as in annual financial statements. ASC section 825-10-65 is effective for interim and annual periods ending after June 30, 2009. Effective July 1, 2009, we adopted ASC section 825-10-65.

In May 2009, the FASB issued FAS 165, "Subsequent Events," codified in ASC section 855-10-50. ASC section 855-10-50 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before a company issues its financial statements or such statements are available for issuance. ASC section 855-10-50 is effective for interim and annual periods ending after June 15, 2009. Effective June 30, 2009, we adopted ASC section 855-10-50. We have evaluated subsequent events for potential recognition or disclosure.

In June 2009, the FASB issued FAS 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162,"codified in ASC topic 105. On the effective date of this Standard, ASC became the source of authoritative U.S. accounting and reporting standards for nongovernmental entities, in addition to guidance issued by the SEC. ASC significantly changes the way financial statement preparers, auditors and academic personnel perform accounting research. This statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The new standard flattens the GAAP hierarchy to two levels: one that is authoritative (in ASC) and one that is non-authoritative (not in ASC). We began to use the new guidelines and numbering system prescribed by the Codification referring to GAAP in the third quarter of 2009. As the intent of Codification was not to change or alter existing GAAP, the adoption did not impact our financial position or results of operations.

In June 2009, the FASB issued FAS 166, "Accounting for Transfers of Financial Assets, an Amendment of FASB Statement No. 140,"codified in ASC subtopic 860-20. FAS 166 amends the derecognition guidance in Statement 140 and eliminates the concept of qualifying special-purpose entities. FAS 166 is effective for fiscal years and interim periods beginning after November 15, 2009. We adopted FAS 166 on January 1, 2010 but have not yet determined the effect of its adoption on our consolidated financial statements.

In June 2009, the FASB issued FAS 167, "Amendments to FASB Interpretation No. 46(R)," which amends the consolidation guidance applicable to variable interest entities ("VIEs") and is codified in ASC subtopic 810-10. An entity would consolidate a VIE, as the primary beneficiary, when the entity has both of the following characteristics: (a) the power to direct the activities of a VIE that most significantly impact the entity's economic performance and (b) the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE. FAS 167 requires ongoing reassessment of whether an enterprise is the primary beneficiary of a VIE. FAS 167 amends FASB Interpretation No. 46(R) to eliminate the quantitative approach previously required for determining the primary beneficiary of a VIE. FAS 167 is effective for fiscal years and interim periods beginning after November 15, 2009. We adopted FAS 167 on January 1, 2010 but have not yet determined the effect of its adoption on our consolidated financial statements.

In January 2010, the FASB issued Accounting Standards Update (ASU) 2010-06, "Improving Disclosures about Fair Value Measurements." ASU 2010-06 provides amendments to ASC subtopic 820-10 requiring new and clarifying existing fair value disclosures. ASU 2010-06 is effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. We will adopt ASU 2010-06 on January 1, 2011 and have not yet determined the effect of its adoption on our consolidated financial statements.

Donegal Group Inc.

CONSOLIDATED BALANCE SHEETS

December 31,	2009	2008
Assets		
Investments		
Fixed maturities		
Held to maturity, at amortized cost (fair value $77,005,740 and $101,449,024)	$ 73,807,126	$ 99,878,156
Available for sale, at fair value (amortized cost $503,745,585 and $449,009,842)	517,703,672	445,815,749
Equity securities, available for sale, at fair value (cost $3,804,064 and $2,939,236)	9,914,626	5,894,975
Investments in affiliates	9,309,347	8,594,177
Short-term investments, at cost, which approximates fair value	56,100,415	71,952,469
Total investments	666,835,186	632,135,526
Cash	12,923,898	1,830,954
Accrued investment income	6,202,710	6,655,506
Premiums receivable	61,187,021	55,337,270
Reinsurance receivable	84,670,009	79,952,971
Deferred policy acquisition costs	32,844,179	29,541,281
Deferred tax asset, net	5,086,949	10,994,644
Prepaid reinsurance premiums	56,040,728	51,436,487
Property and equipment, net	6,592,223	6,686,684
Accounts receivable – securities	588,292	862,790
Federal income taxes recoverable	663,047	2,590,928
Other	1,967,685	2,083,995
Total assets	$935,601,927	$880,109,036
Liabilities and Stockholders' Equity		
Liabilities		
Losses and loss expenses	$263,598,844	$239,809,276
Unearned premiums	241,821,419	229,013,929
Accrued expenses	10,578,695	14,149,754
Reinsurance balances payable	2,561,426	1,566,816
Cash dividends declared to stockholders	2,798,378	2,602,104
Subordinated debentures	15,465,000	15,465,000
Accounts payable – securities	6,828,873	1,820,574
Due to affiliate	3,813,294	3,148,057
Drafts payable	884,993	876,210
Due to Sheboygan policyholders	316,927	6,843,454
Other	1,428,379	1,229,997
Total liabilities	550,096,228	516,525,171
Stockholders' Equity		
Preferred stock, $1.00 par value, authorized 2,000,000 shares; none issued	—	—
Class A common stock, $.01 par value, authorized 30,000,000 shares, issued 20,569,930 and 20,494,764 shares and outstanding 19,917,331 and 19,869,065 shares	205,700	204,948
Class B common stock, $.01 par value, authorized 10,000,000 shares, issued 5,649,240 shares and outstanding 5,576,775 shares	56,492	56,492
Additional paid-in capital	164,585,214	163,136,938
Accumulated other comprehensive income	15,007,044	1,713,836
Retained earnings	214,755,495	207,182,253
Treasury stock, at cost	(9,104,246)	(8,710,602)
Total stockholders' equity	385,505,699	363,583,865
Total liabilities and stockholders' equity	$935,601,927	$880,109,036

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

Year Ended December 31,	2009	2008	2007
Statements of Income			
Revenues			
Net premiums earned (includes affiliated reinsurance of $128,747,699, $130,067,404 and $107,045,158 – see footnote 3)	$355,025,477	$346,575,266	$310,071,534
Investment income, net of investment expenses	20,630,583	22,755,784	22,785,252
Installment payment fees	5,205,109	5,025,138	4,650,139
Lease income	921,583	926,690	1,060,319
Net realized investment gains (losses)	4,479,558	(2,970,716)	2,051,050
Other	471,097	112,065	—
Total revenues	386,733,407	372,424,227	340,618,294
Expenses			
Net losses and loss expenses (includes affiliated reinsurance of $68,712,989, $85,598,098 and $70,676,398 – see footnote 3)	250,835,396	224,300,964	177,783,632
Amortization of deferred policy acquisition costs	60,292,000	58,250,000	51,205,000
Other underwriting expenses	50,843,464	53,108,436	52,726,155
Policy dividends	848,882	1,175,809	1,273,323
Interest	1,746,509	1,821,229	2,884,861
Other	1,490,467	1,675,745	1,896,385
Total expenses	366,056,718	340,332,183	287,769,356
Income before income tax expense	20,676,689	32,092,044	52,848,938
Income tax expense	1,846,611	6,550,066	14,569,033
Net income	$ 18,830,078	$ 25,541,978	$ 38,279,905
Basic earnings per common share:			
Class A common stock	$ 0.76	$ 1.03	$ 1.55
Class B common stock	$ 0.68	$ 0.92	$ 1.39
Diluted earnings per common share:			
Class A common stock	$ 0.76	$ 1.02	$ 1.53
Class B common stock	$ 0.68	$ 0.92	$ 1.39
Statements of Comprehensive Income			
Net income	$ 18,830,078	$ 25,541,978	$ 38,279,905
Other comprehensive income (loss), net of tax			
Unrealized gains (losses) on securities:			
Unrealized holding gain (loss) arising during the period, net of income tax (benefit) of $8,680,941, ($3,872,368) and $1,748,072	16,249,716	(7,191,540)	3,246,420
Reclassification adjustment for (gains) losses included in net income, net of income tax (benefit) of $1,523,050, ($1,039,751) and $717,867	(2,956,508)	1,930,965	(1,333,183)
Other comprehensive income (loss)	13,293,208	(5,260,575)	1,913,237
Comprehensive income	$ 32,123,286	$ 20,281,403	$ 40,193,142

See accompanying notes to consolidated financial statements.

Donegal Group Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock				Additional	Accumulated Other			Total
	Class A Shares	Class B Shares	Class A Amount	Class B Amount	Paid-In Capital	Comprehensive Income	Retained Earnings	Treasury Stock	Stockholders' Equity
Balance, January 1, 2007	19,834,248	5,649,240	$198,342	$56,492	$152,391,301	$ 5,061,174	$163,986,701	$(891,748)	$320,802,262
Issuance of common stock (stock compensation plans)	333,751		3,338		3,539,241				3,542,579
Net income							38,279,905		38,279,905
Cash dividends							(8,394,572)		(8,394,572)
Grant of stock options					65,179		(65,179)		—
Tax benefit on exercise of stock options					854,945				854,945
Purchase of treasury stock								(4,308,165)	(4,308,165)
Other comprehensive income						1,913,237			1,913,237
Balance, December 31, 2007	20,167,999	5,649,240	$201,680	$56,492	$156,850,666	$ 6,974,411	$193,806,855	$(5,199,913)	$352,690,191
Issuance of common stock (stock compensation plans)	326,765		3,268		3,853,328				3,856,596
Net income							25,541,978		25,541,978
Cash dividends							(10,417,517)		(10,417,517)
Grant of stock options					1,749,063		(1,749,063)		—
Tax benefit on exercise of stock options					683,881				683,881
Purchase of treasury stock								(3,510,689)	(3,510,689)
Other comprehensive loss						(5,260,575)			(5,260,575)
Balance, December 31, 2008	20,494,764	5,649,240	$204,948	$56,492	$163,136,938	$ 1,713,836	$207,182,253	$(8,710,602)	$363,583,865
Issuance of common stock (stock compensation plans)	75,166		752		1,385,285				1,386,037
Net income							18,830,078		18,830,078
Cash dividends							(11,193,845)		(11,193,845)
Grant of stock options					62,991		(62,991)		—
Purchase of treasury stock								(393,644)	(393,644)
Other comprehensive income						13,293,208			13,293,208
Balance, December 31, 2009	20,569,930	5,649,240	$205,700	$56,492	$164,585,214	$ 15,007,044	$214,755,495	$(9,104,246)	$385,505,699

See accompanying notes to consolidated financial statements.

Donegal Group Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31,	2009	2008	2007
Cash Flows from Operating Activities:			
Net income	$18,830,078	$25,541,978	$38,279,905
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	2,552,186	2,401,345	2,446,126
Net realized investment (gains) losses	(4,479,558)	2,970,716	(2,051,050)
Equity (income) loss	(471,097)	(112,065)	182,502
Changes in Assets and Liabilities:			
Losses and loss expenses	23,789,568	9,952,760	(32,590,057)
Unearned premiums	12,807,490	22,477,395	6,527,588
Accrued expenses	(3,571,059)	966,958	(440,584)
Premiums receivable	(5,849,751)	(3,173,057)	(1,089,799)
Deferred policy acquisition costs	(3,302,898)	(3,306,209)	(1,496,143)
Deferred income taxes	(1,250,187)	(832,628)	1,029,042
Reinsurance receivable	(4,717,038)	204,249	18,779,861
Accrued investment income	452,796	(668,682)	(105,821)
Amounts due to/from affiliate	665,237	2,906,139	(1,325,173)
Reinsurance balances payable	994,610	(636,074)	70,529
Prepaid reinsurance premiums	(4,604,241)	(4,111,609)	(2,909,383)
Current income taxes	1,927,881	(2,618,163)	1,374,521
Other, net	323,491	898,872	152,805
Net adjustments	15,267,430	27,319,947	(11,445,036)
Net cash provided by operating activities	34,097,508	52,861,925	26,834,869
Cash Flows from Investing Activities:			
Purchase of fixed maturities			
Available for sale	(158,409,231)	(204,882,809)	(43,360,830)
Purchase of equity securities	(39,163,607)	(45,091,418)	(29,316,342)
Sale of fixed maturities			
Available for sale	62,668,210	28,971,515	—
Maturity of fixed maturities			
Held to maturity	25,617,925	53,830,674	14,222,283
Available for sale	48,363,915	69,699,141	40,206,090
Sale of equity securities	39,638,895	71,177,458	30,160,998
Payments to Sheboygan policyholders	(6,526,527)	(3,352,938)	—
Net (increase) decrease in investment in affiliates	(100,000)	464,000	(50,000)
Net purchase of property and equipment	(941,020)	(1,222,246)	(1,363,622)
Net sales (purchases) of short-term investments	15,852,054	(453,790)	(25,037,964)
Net cash used in investing activities	(12,999,386)	(30,860,413)	(14,539,387)
Cash Flows from Financing Activities:			
Issuance of common stock	1,386,037	3,856,596	3,542,579
Redemption of subordinated debentures	—	(15,464,000)	—
Cash dividends paid	(10,997,571)	(10,025,711)	(8,627,232)
Purchase of treasury stock	(393,644)	(3,510,689)	(4,308,165)
Tax benefit on exercise of stock options	—	683,881	854,945
Net cash used in financing activities	(10,005,178)	(24,459,923)	(8,537,873)
Net increase (decrease) in cash	11,092,944	(2,458,411)	3,757,609
Cash at beginning of year	1,830,954	4,289,365	531,756
Cash at end of year	$12,923,898	$ 1,830,954	$ 4,289,365

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 — Summary of Significant Accounting Policies

Organization and Business

Donegal Mutual Insurance Company ("Donegal Mutual") organized us as an insurance holding company on August 26, 1986. Our insurance subsidiaries, Atlantic States Insurance Company ("Atlantic States"), Southern Insurance Company of Virginia ("Southern"), Le Mars Insurance Company ("Le Mars"), the Peninsula Insurance Group ("Peninsula"), which consists of Peninsula Indemnity Company and The Peninsula Insurance Company, and Sheboygan Falls Insurance Company ("Sheboygan"), write personal and commercial lines of property and casualty coverages exclusively through a network of independent insurance agents in certain Mid-Atlantic, Midwest and Southern states. We acquired Sheboygan on December 1, 2008, and Sheboygan's results of operations have been included in our consolidated results from that date. We have three operating segments, which consist of our investment function, our personal lines function and our commercial lines function. The personal lines products of our insurance subsidiaries consist primarily of homeowners and private passenger automobile policies. The commercial lines products of our insurance subsidiaries consist primarily of commercial automobile, commercial multi-peril and workers' compensation policies.

At December 31, 2009, Donegal Mutual owned approximately 42% of our outstanding Class A common stock and approximately 75% of our outstanding Class B common stock. Our insurance subsidiaries and Donegal Mutual have interrelated operations. While each company maintains its separate corporate existence, our insurance subsidiaries and Donegal Mutual conduct business together as the Donegal Insurance Group. As such, Donegal Mutual and our insurance subsidiaries share the same business philosophy, the same management, the same employees and the same facilities and offer the same types of insurance products.

Atlantic States, our largest subsidiary, participates in a pooling agreement with Donegal Mutual. Under the pooling agreement, Donegal Mutual and Atlantic States pool substantially all of their insurance business. Donegal Mutual then cedes 80% of the pooled business to Atlantic States. From July 1, 2000 through February 29, 2008, Atlantic States had a 70% share of the results of the pool, and Donegal Mutual had a 30% share of the results of the pool. Effective March 1, 2008, Donegal Mutual and Atlantic States amended the pooling agreement to increase Atlantic States' share of the pooled business to 80%.

The risk profiles of the business Atlantic States and Donegal Mutual write have historically been, and continue to be, substantially similar. The same executive management and underwriting personnel administer products, classes of business underwritten, pricing practices and underwriting standards of Donegal Mutual and our insurance subsidiaries.

In addition, as the Donegal Insurance Group, Donegal Mutual and our insurance subsidiaries share a combined business plan to achieve market penetration and underwriting profitability objectives. The products our insurance subsidiaries and Donegal Mutual market are generally complementary, thereby allowing the Donegal Insurance Group to offer a broader range of products to a given market and to expand the Donegal Insurance Group's ability to service an entire personal lines or commercial lines account. Distinctions within the products of Donegal Mutual and our insurance subsidiaries generally relate to specific risk profiles targeted within similar classes of business, such as preferred tier versus standard tier products, but we and Donegal Mutual do not allocate all of the standard risk gradients to one company. Therefore, the underwriting profitability of the business written directly by the individual companies will vary. However, since the underwriting pool homogenizes the risk characteristics of all business written directly by Donegal Mutual and Atlantic States, Donegal Mutual and Atlantic States share the underwriting results in proportion to their respective participation in the pool. Pooled business represents the predominant percentage of the net underwriting activity of both Donegal Mutual and Atlantic States. See Note 3 – Transactions with Affiliates for more information regarding the pooling agreement.

In October 2009, Donegal Mutual consummated an affiliation with Southern Mutual Insurance Company ("Southern Mutual"), pursuant to which Donegal Mutual purchased a surplus note of Southern Mutual in the principal amount of $2.5 million, Donegal Mutual designees became a majority of the members of Southern Mutual's board of directors, and Donegal Mutual agreed to provide quota share reinsurance to Southern Mutual for 100% of its business. Effective October 31, 2009, Donegal Mutual began to include business assumed from Southern Mutual in its pooling agreement with Atlantic States. Southern Mutual writes primarily personal lines of insurance in Georgia and South Carolina and had direct premiums written of approximately $13.3 million in 2009. Pursuant to applicable accounting standards, Southern Mutual is a variable interest entity, of which we are not the primary beneficiary.

We also own 48.2% of the outstanding stock of Donegal Financial Services Corporation ("DFSC"), a thrift holding company that owns Province Bank FSB. Donegal Mutual owns the remaining 51.8% of the outstanding stock of DFSC.

Basis of Consolidation

Our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, include our accounts and those of our wholly owned subsidiaries. We have eliminated all significant inter-company accounts and transactions in consolidation. The terms "we," "us," "our" or the "Company" as used herein refer to the consolidated entity.

Use of Estimates

In preparing our consolidated financial statements, our management makes estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

We make estimates and assumptions that can have a significant effect on amounts and disclosures we report in our consolidated financial statements. The most significant estimates relate to our insurance subsidiaries' reserves for property and casualty insurance unpaid losses and loss expenses, valuation of investments and determination of other-than-temporary impairment and our insurance subsidiaries' policy acquisition costs. While we believe our estimates and the estimates of our insurance subsidiaries are appropriate, the ultimate amounts may differ from the estimates provided. We regularly review the methods for making these estimates, and reflect any adjustment considered necessary in our current results of operations.

Reclassification

We have reclassified certain amounts in 2009 as reported in our Consolidated Statements of Income and Consolidated Statements of Cash Flows to conform to the current year presentation.

Investments

We classify our debt and equity securities into the following categories:

Held to Maturity—Debt securities that we have the positive intent and ability to hold to maturity; reported at amortized cost.

Available for Sale—Debt and equity securities not classified as held to maturity; reported at fair value, with unrealized gains and losses excluded from income and reported as a separate component of stockholders' equity (net of tax effects).

Short-term investments are carried at amortized cost, which approximates fair value.

We make estimates concerning the valuation of our investments and the recognition of other-than-temporary declines in the value of our investments. For equity securities, we write down the investment to its fair value, and we reflect the amount of the write-down as a realized loss in our results of operations when we consider the decline in value of an individual investment to be other than temporary. We individually monitor all investments for other-than-temporary declines in value. Generally, we assume there has been an other-than-temporary decline in value if an individual equity security has depreciated in value by more than 20% of original cost and has been in such an unrealized loss position for more than six months. As of April 1, 2009, we adopted new accounting guidance related to the accounting for and presentation of impairment losses on debt securities as discussed in Note 2 – Impact of New Accounting Standards. With respect to a debt security that is in an unrealized loss position, we first assess if we intend to sell the debt security. If we determine we intend to sell the debt security, we recognize the impairment loss in our results of operations. If we do not intend to sell the debt security, we determine whether it is more likely than not that we will be required to sell the debt security prior to recovery. If we determine it is more likely than not that we will be required to sell the debt security prior to recovery, we recognize an impairment loss in our results of operations. If we determine it is more likely than not that we will not be required to sell the debt security prior to recovery, we then evaluate whether a credit loss has occurred. We determine whether a credit loss has occurred by comparing the amortized cost of the debt security to the present value of the cash flows we expect to collect. If we expect a cash flow shortfall, we consider that a credit loss has occurred. If we determine that a credit loss occurred, we consider the impairment to be other than temporary. We then recognize the amount of the impairment loss related to the credit loss in our results of operations, and we recognize the remaining portion of the impairment loss in our other comprehensive income, net of applicable taxes. In addition, we may write down securities in an unrealized loss position based on a number of other factors, including when the fair value of an investment is significantly below its cost, when the financial condition of the issuer of a security has deteriorated, the occurrence of industry, company or geographic events that have negatively impacted the value of a security and rating agency downgrades.

We amortize premiums and discounts on debt securities over the life of the security as an adjustment to yield using the effective interest method. We compute realized investment gains and losses using the specific identification method.

We amortize premiums and discounts for mortgage-backed debt securities using anticipated prepayments.

We account for investments in affiliates using the equity method of accounting. Under the equity method, we record our investment at cost, with adjustments for our share of the affiliate's earnings and losses as well as changes in the affiliate's equity due to unrealized gains and losses.

Fair Values of Financial Instruments

We have used the following methods and assumptions in estimating our fair value disclosures:

Investments—We present our investments in available-for-sale fixed maturity and equity securities at estimated fair value. The estimated fair value of a security may differ from the amount that could be realized if the security were sold in a forced transaction. In addition, the valuation of fixed maturity investments is more subjective when markets are less liquid, increasing the potential that the estimated fair value does not reflect the price at which an actual transaction would occur. We utilize nationally recognized independent pricing services to estimate fair values for substantially all of our fixed maturity and equity investments. We generally obtain one price per security. The pricing services utilize market quotations for fixed maturity and equity securities that have quoted prices in active markets. For fixed maturity securities that generally do not trade on a daily basis, the pricing services prepare estimates of fair value measurements using proprietary pricing applications, which include available relevant market information, benchmark yields, sector curves and matrix pricing. The pricing services do not use broker quotes in determining the fair values of our investments. We review the estimates of fair value provided by the pricing services to determine if the estimates obtained are representative of fair values based upon our general knowledge of the market, our research findings related to unusual fluctuations in value and our comparison of such values to execution prices for similar securities. See Note 6 – Fair Value Measurements for more information regarding our methods and assumptions in estimating fair values.

Cash and Short-Term Investments—The carrying amounts reported in the balance sheet for these instruments approximate their fair values.

Premium and Reinsurance Receivables and Payables—The carrying amounts reported in the balance sheet for these instruments approximate their fair values.

Subordinated Debentures—The carrying amounts reported in the balance sheet for these instruments approximate their fair values due to their variable rate nature.

Revenue Recognition

Our insurance subsidiaries recognize insurance premiums as income over the terms of the policies they issue. Our insurance subsidiaries calculate unearned premiums on a daily pro-rata basis.

Policy Acquisition Costs

We defer our insurance subsidiaries' policy acquisition costs, consisting primarily of commissions, premium taxes and certain other underwriting costs that vary with and are directly related to the production of business, and amortize those costs over the period in which our insurance subsidiaries earn the premiums. The method we follow in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value, which gives effect to the premium to be earned, related investment income, losses and loss expenses and certain other costs we expect to incur as our insurance subsidiaries earn the premium. Estimates in the calculation of policy acquisition costs have not shown material variability because of uncertainties in applying accounting principles or as a result of sensitivities to changes in key assumptions.

Property and Equipment

We report property and equipment at depreciated cost that we compute using the straight-line method based upon estimated useful lives of the assets.

Losses and Loss Expenses

Liabilities for losses and loss expenses are estimates at a given point in time of the amounts an insurer expects to pay with respect to policyholder claims based on facts and circumstances then known. An insurer recognizes at the time of establishing its estimates that its ultimate liability for losses and loss expenses will exceed or be less than such estimates. We base our insurance subsidiaries' estimates of liabilities for losses and loss expenses on assumptions as to future loss trends and expected claims severity, judicial theories of liability and other factors. However, during the loss adjustment period, our insurance subsidiaries may learn additional facts regarding individual claims, and consequently it often becomes necessary for our insurance subsidiaries to refine and adjust their estimates of liability. We reflect any adjustments to our insurance subsidiaries' liabilities for losses and loss expenses in our operating results in the period in which we make the changes in estimates.

Our insurance subsidiaries maintain liabilities for the payment of losses and loss expenses with respect to both reported and unreported claims. Our insurance subsidiaries establish these liabilities for the purpose of covering the ultimate costs of settling all losses, including investigation and litigation costs. Our insurance subsidiaries base the amount of liability for reported losses primarily upon a case-by-case evaluation of the type of risk involved, knowledge of the circumstances surrounding each claim and the insurance policy provisions relating to the type of loss. Our insurance subsidiaries determine the amount of their liability for unreported claims and loss expenses on the basis of historical information by line of insurance. Our insurance subsidiaries account for inflation in the reserving function through analysis of costs and trends and reviews of historical reserving results. Our insurance subsidiaries closely monitor their liabilities and recompute them periodically using new information on reported claims and a variety of statistical techniques. Our insurance subsidiaries do not discount their liabilities for losses.

Reserve estimates can change over time because of unexpected changes in assumptions related to our insurance subsidiaries' external environment and, to a lesser extent, assumptions as to our insurance subsidiaries' internal operations. For example, our insurance subsidiaries have experienced a decrease in claims frequency on workers' compensation claims during the past several years while claims severity has gradually increased. These trend changes give rise to greater uncertainty as to the pattern of future loss settlements on workers' compensation claims. Related uncertainties regarding future trends include the cost of medical technologies and procedures and changes in the utilization of medical procedures. Assumptions related to our insurance subsidiaries' external environment include the absence of significant changes in tort law and the legal environment that increase liability exposure, consistency in judicial interpretations of insurance coverage and policy provisions and the rate of loss cost inflation. Internal assumptions include consistency in the recording of premium and loss statistics, consistency in the recording of claims, payment and case reserving methodology, accurate measurement of the impact of rate changes and changes in policy provisions, consistency in the quality and characteristics of business written within a given line of business and consistency in reinsurance coverage and collectibility of reinsured losses, among other items. To the extent our insurance subsidiaries determine that underlying factors impacting their assumptions have changed, our insurance subsidiaries attempt to make appropriate adjustments for such changes in their reserves. Accordingly, our insurance subsidiaries' ultimate liability for unpaid losses and loss expenses will likely differ from the amount recorded.

Our insurance subsidiaries seek to enhance their underwriting results by carefully selecting the product lines they underwrite. Our insurance subsidiaries' personal lines products include standard and preferred risks in private passenger automobile and homeowners lines. Our insurance subsidiaries commercial lines products primarily include mercantile risks, business offices, wholesalers, service providers and artisan risks, avoiding industrial and manufacturing exposures. Our insurance subsidiaries have limited exposure to asbestos and other environmental liabilities. Our insurance subsidiaries write no medical malpractice or other professional liability risks.

Income Taxes

We currently file a consolidated federal income tax return.

We account for income taxes using the asset and liability method. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of our assets and liabilities at enacted tax rates expected to be in effect when we realize or settle such amounts.

Credit Risk

Our objective is to earn competitive returns by investing in a diversified portfolio of securities. Our portfolio of fixed maturity securities and, to a lesser extent, short-term investments is subject to credit risk. We define this risk as the potential loss in fair value resulting from adverse changes in the borrower's ability to repay the debt. We manage this risk by performing an analysis of prospective investments and through regular reviews of our portfolio by our investment staff. We also limit the amount of our total investment portfolio that we invest in any one security.

Our insurance subsidiaries provide property and liability coverages through independent agency systems located throughout their operating areas. Our insurance subsidiaries bill the majority of this business directly to the insured, although they bill a portion of their commercial business through their agents, to whom they extend credit in the normal course of business.

Our insurance subsidiaries have reinsurance agreements with Donegal Mutual and with a number of other authorized reinsurers with at least an A.M. Best rating of A- or an equivalent financial condition.

Reinsurance Accounting and Reporting

Our insurance subsidiaries rely upon reinsurance agreements to limit their maximum net loss from large single risks or risks in concentrated areas and to increase their capacity to write insurance. Reinsurance does not relieve our insurance subsidiaries from liability to their respective policyholders. To the extent that a reinsurer cannot pay losses for which it is liable under the terms of a reinsurance agreement, our insurance subsidiaries retain continued liability for such losses. However, in an effort to reduce the risk of non-payment, our insurance subsidiaries require all of their reinsurers to have an A.M. Best rating of A- or better or, with respect to foreign reinsurers, to have a financial condition that, in the opinion of management, is equivalent to a company with at least an A- rating from A.M. Best. See Note 11 – Reinsurance for more information regarding our reinsurance agreements.

Stock-Based Compensation

We measure all share-based payments to employees, including grants of stock options, using a fair-value-based method and record such expense in our results of operations. In determining the expense we record for stock options granted to directors and employees of our subsidiaries and affiliates other than Donegal Mutual, we estimate the fair value of each option award on the date of grant using the Black-Scholes option pricing model. The significant assumptions we utilize in applying the Black-Scholes option pricing model are the risk-free interest rate, expected term, dividend yield and expected volatility.

We classified tax benefits realized upon the exercise of stock options of $0, $683,881 and $854,945 for the years ended December 31, 2009, 2008 and 2007, respectively, as financing activities in our consolidated statements of cash flows.

Earnings per Share

We calculate basic earnings per share by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

We have two classes of common stock, which we refer to as Class A common stock and Class B common stock. Our Class A common stock is entitled to cash dividends that are at least 10% higher than those declared and paid on our Class B common stock. Accordingly, we use the two-class method for the computation of earnings per common share. The two-class method is an earnings allocation formula that determines earnings per share separately for each class of common stock based on dividends declared and an allocation of remaining undistributed earnings using a participation percentage reflecting the dividend rights of each class.

2 — Impact of New Accounting Standards

In April 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) FAS 115-2 and Financial Accounting Standard (FAS) 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments," codified in FASB Accounting Standards Codification (ASC) section 320-10-65. ASC section 320-10-65 provides guidance designed to create greater clarity and consistency in accounting for and presenting impairment losses on debt securities. ASC section 320-10-65 is effective for interim and annual periods ending after June 15, 2009. Effective April 1, 2009, we adopted ASC section 320-10-65. We had no cumulative effect adjustment because we had no debt securities determined previously to be other-than-temporarily impaired. Beginning on April 1, 2009, we analyzed our debt securities for other-than-temporary impairment adjustments using the guidance in ASC section 320-10-65.

In April 2009, the FASB issued FSP FAS 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly," codified in ASC section 820-10-35. ASC section 820-10-35 provides guidelines for making fair value measurements that are more consistent with the principles presented in FAS 157, "Fair Value Measurements," codified in ASC subtopic 820-10. ASC section 820-10-35 is effective for interim and annual periods ending after June 15, 2009. Effective April 1, 2009, we adopted ASC section 820-10-35. The adoption of ASC section 820-10-35 expanded certain fair value disclosures in our financial statements but had no effect on our results of operations, financial condition or liquidity.

In April 2009, the FASB issued FSP FAS 107-1 and Accounting Principles Board (APB) 28-1, "Interim Disclosures about Fair Value of Financial Instruments," codified in ASC section 825-10-65. ASC section 825-10-65 amends FAS 107, "Disclosures about Fair Value of Financial Instruments," codified in ASC subtopic 825-10, to require disclosures about fair value of financial instruments for interim periods as well as in annual financial statements. ASC section 825-10-65 is effective for interim and annual periods ending after June 30, 2009. Effective July 1, 2009, we adopted ASC section 825-10-65.

In May 2009, the FASB issued FAS 165, "Subsequent Events," codified in ASC section 855-10-50. ASC section 855-10-50 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC section 855-10-50 is effective for interim and annual periods ending after June 15, 2009. Effective June 30, 2009, we adopted ASC section 855-10-50. We have evaluated subsequent events for potential recognition or disclosure.

In June 2009, the FASB issued FAS 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162," codified in ASC topic 105. On the effective date of this Standard, ASC became the source of authoritative U.S. accounting and reporting standards for nongovernmental entities, in addition to guidance issued by the SEC. ASC significantly changes the way financial statement preparers, auditors and academic personnel perform accounting research. This statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The new standard flattens the GAAP hierarchy to two levels: one that is authoritative (in ASC) and one that is non-authoritative (not in ASC). We began to use the new guidelines and numbering system prescribed by the Codification referring to GAAP in the third quarter of 2009. As the intent of Codification was not to change or alter existing GAAP, the adoption did not impact our financial position or results of operations.

In June 2009, the FASB issued FAS 166, "Accounting for Transfers of Financial Assets, an Amendment of FASB Statement No. 140," codified in ASC subtopic 860-20. FAS 166 amends the derecognition guidance in Statement 140 and eliminates the concept of qualifying special-purpose entities ("QSPEs"). FAS 166 is effective for fiscal years and interim periods beginning after November 15, 2009. We adopted FAS 166 on January 1, 2010 but have not yet determined the effect of its adoption on our consolidated financial statements.

In June 2009, the FASB issued FAS 167, "Amendments to FASB Interpretation No. 46(R)," which amends the consolidation guidance applicable to variable interest entities ("VIEs") and is codified in ASC subtopic 810-10. An entity would consolidate a VIE, as the primary beneficiary, when the entity has both of the following characteristics: (a) the power to direct the activities of a VIE that most significantly impact the entity's economic performance and (b) the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE. FAS 167 requires ongoing reassessment of whether an enterprise is the primary beneficiary of a VIE. FAS 167 amends FASB Interpretation No. 46(R) to eliminate the quantitative approach previously required for determining the primary beneficiary of a VIE. FAS 167 is effective for fiscal years and interim periods beginning after November 15, 2009. We adopted FAS 167 on January 1, 2010 but have not yet determined the effect of its adoption on our consolidated financial statements.

In January 2010, the FASB issued Accounting Standards Update (ASU) 2010-06, "Improving Disclosures about Fair Value Measurements." ASU 2010-06 provides amendments to ASC subtopic 820-10 requiring new and clarifying existing fair value disclosures. ASU 2010-06 is effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. We will adopt ASU 2010-06 on January 1, 2011 and have not yet determined the effect of its adoption on our consolidated financial statements.

3 — Transactions with Affiliates

Our insurance subsidiaries conduct business and have various agreements with Donegal Mutual that are described below:

a. Reinsurance Pooling and Other Reinsurance Arrangements

Atlantic States, our largest subsidiary, and Donegal Mutual have a pooling agreement under which both companies pool substantially all of their respective premiums, losses and loss expenses and receive an allocated percentage of their combined underwriting results. From July 1, 2000 through February 29, 2008, Atlantic States had a 70% share of the results of the pool, and Donegal Mutual had a 30% share of the results of the pool. Effective March 1, 2008, Donegal Mutual and Atlantic States amended the pooling agreement to increase Atlantic States's share of the results of the pool to 80%. The intent of the pooling agreement is to produce more uniform and stable underwriting results from year to year for each pool participant than they would experience individually and to spread the risk of loss between the participants based on each participant's relative amount of surplus and relative access to capital. Each participant in the pool has at its disposal the capacity of the entire pool, rather than being limited to policy exposures of a size commensurate with its own capital and surplus.

The following amounts represent reinsurance Atlantic States ceded to the pool during 2009, 2008 and 2007:

	2009	2008	2007
Premiums earned	$96,502,445	$93,336,444	$86,026,309
Losses and loss expenses	$68,248,082	$54,407,168	$42,017,980
Prepaid reinsurance premiums	$52,199,831	$48,448,624	$45,275,947
Liability for losses and loss expenses	$55,396,390	$45,777,168	$46,226,796

The following amounts represent reinsurance Atlantic States assumed from the pool during 2009, 2008 and 2007:

	2009	2008	2007
Premiums earned	$223,223,583	$220,641,805	$193,690,192
Losses and loss expenses	$138,058,878	$140,969,892	$109,118,227
Unearned premiums	$117,044,000	$110,064,380	$ 95,691,236
Liability for losses and loss expenses	$131,247,578	$121,366,321	$113,458,587

Donegal Mutual and Southern have a quota-share reinsurance agreement whereby Southern assumes 100% of the premiums and losses related to personal lines products Donegal Mutual offers in Virginia through the use of its automated policy quoting and issuance system. Donegal Mutual and Le Mars have a quota-share reinsurance agreement whereby Le Mars assumes 100% of the premiums and losses related to certain products offered in certain Midwest states by Donegal Mutual, which provide the availability of complementary products to Le Mars' commercial accounts. The following amounts represent reinsurance Southern and Le Mars assumed from Donegal Mutual pursuant to the quota-share reinsurance agreements during 2009, 2008 and 2007:

	2009	2008	2007
Premiums earned	$12,856,983	$9,690,726	$5,378,608
Losses and loss expenses	$10,987,391	$7,612,090	$3,797,947
Unearned premiums	$ 6,998,285	$6,064,734	$4,101,974
Liability for losses and loss expenses	$ 4,868,486	$2,672,698	$1,152,041

Donegal Mutual and Peninsula have a quota-share reinsurance agreement whereby Donegal Mutual assumes 100% of the premiums and losses related to the workers' compensation product line of Peninsula in certain states. Prior to January 1, 2002, Donegal Mutual and Southern had a quota-share agreement whereby Southern ceded 50% of its direct business, less reinsurance, to Donegal Mutual. The business assumed by Donegal Mutual becomes part of the pooling agreement between Donegal Mutual and Atlantic States. The following amounts represent reinsurance ceded to Donegal Mutual pursuant to the quota-share reinsurance agreements during 2009, 2008 and 2007:

	2009	2008	2007
Premiums earned	$2,515,075	$ 880,017	$ 457,074
Losses and loss expenses	$2,342,895	$ 697,929	$(165,655)
Prepaid reinsurance premiums	$1,855,076	$ 889,993	$ 60,961
Liability for losses and loss expenses	$1,980,626	$ 679,718	$ 836,031

Atlantic States, Southern and Le Mars each have a catastrophe reinsurance agreement with Donegal Mutual that limits the maximum liability under any one catastrophic occurrence to $1,000,000, $750,000 and $500,000, respectively, with a combined limit of $1,800,000 for a catastrophe involving a combination of these subsidiaries. Donegal Mutual and Southern have an excess of loss reinsurance agreement in which Donegal Mutual assumes up to $350,000 ($300,000 in 2008 and $150,000 in 2007) of losses in excess of $400,000 ($300,000 in 2008 and $250,000 in 2007). Donegal Mutual and Sheboygan had an excess of loss reinsurance agreement during 2009 in which Donegal Mutual assumed up to $50,000 of losses in excess of $150,000. The following amounts represent reinsurance ceded to Donegal Mutual pursuant to these reinsurance agreements during 2009, 2008 and 2007:

	2009	2008	2007
Premiums earned	$8,315,347	$5,508,666	$5,540,259
Losses and loss expenses	$9,742,303	$7,878,787	$ 387,451
Liability for losses and loss expenses	$3,268,129	$5,456,611	$3,171,245

The following amounts represent the effect of affiliated reinsurance transactions on net premiums our insurance subsidiaries earned during 2009, 2008 and 2007:

	2009	2008	2007
Assumed	$236,080,566	$230,332,531	$199,068,800
Ceded	(107,332,867)	(99,725,127)	(92,023,642)
Net	$128,747,699	$130,607,404	$107,045,158

The following amounts represent the effect of affiliated reinsurance transactions on net losses and loss expenses our insurance subsidiaries incurred during 2009, 2008 and 2007:

	2009	2008	2007
Assumed	$149,046,269	$148,581,982	$112,916,174
Ceded	(80,333,280)	(62,983,884)	(42,239,776)
Net	$ 68,712,989	$ 85,598,098	$ 70,676,398

b. Expense Sharing

Donegal Mutual provides facilities, management and other services to us and our insurance subsidiaries. Donegal Mutual allocates certain related expenses to Atlantic States in relation to the relative participation of Atlantic States and Donegal Mutual in the pooling agreement. Our insurance subsidiaries other than Atlantic States reimburse Donegal Mutual for their personnel costs and bear their proportionate share of information services costs based on their percentage of total written premiums of the Donegal Insurance Group. Charges for these services totalled $60,175,789, $56,819,869 and $52,268,253 for 2009, 2008 and 2007, respectively.

c. Lease Agreement

We lease office equipment and automobiles with terms ranging from 3 to 10 years to Donegal Mutual under a 10-year lease agreement dated January 1, 2000.

d. Legal Services

Donald H. Nikolaus, our President and one of our directors, is a partner in the law firm of Nikolaus & Hohenadel. Such firm has served as our general counsel since 1986, principally in connection with the defense of claims litigation arising in Lancaster, Dauphin and York counties of Pennsylvania. We pay such firm its customary fees for such services.

e. Province Bank

As of December 31, 2009 and 2008, we had $10,163,195 and $2,063,569, respectively, in checking accounts with Province Bank, a wholly owned subsidiary of DFSC. We earned $3,260, $133,251 and $210,654 in interest on these accounts during 2009, 2008 and 2007, respectively.

4 — Business Combinations

During 2008, we acquired all of the outstanding stock of Sheboygan. We accounted for this acquisition as a business combination.

In December 2006, Donegal Mutual consummated an affiliation with Sheboygan. As part of the affiliation, Donegal Mutual entered into a management agreement with and purchased a $3.5 million surplus note issued by Sheboygan. During 2007, Sheboygan's board of directors adopted a plan of conversion to convert to a stock insurance company. Following policyholder and regulatory approval of the plan of conversion, we acquired all of the outstanding stock of Sheboygan as of December 1, 2008 for approximately $12.0 million in cash, including payment of the principal amount of the surplus note ($3.5 million) and accrued interest ($32,171) to Donegal Mutual. The payment also included a surplus contribution ($8.5 million) to Sheboygan to support future premium growth. Sheboygan's results of operations have been included in our consolidated results from December 1, 2008. At December 31, 2009 and 2008, Sheboygan had amounts due to policyholders pursuant to the plan of conversion of $316,927 and $6.8 million, respectively.

The acquisition of Sheboygan enabled us to extend our insurance business to Wisconsin. Sheboygan, organized under the laws of Wisconsin in 1899, operates as a property and casualty insurer in Wisconsin. Personal lines coverages represent a majority of Sheboygan's premiums written, with the balance coming from farmowners and mercantile and service businesses. Sheboygan's largest lines of business are homeowners, private passenger automobile liability and physical damage. For the years ended December 31, 2008 and 2007, Sheboygan had net premiums earned of $7.9 million and $7.7 million, respectively. For the years ended December 31, 2008 and 2007, Sheboygan had a statutory net (loss) income of ($1.1) million, and $632,202, respectively. Sheboygan's total admitted assets on a statutory basis as of December 31, 2008 and 2007 were $25.7 million and $17.5 million, respectively. Sheboygan's surplus on a statutory basis as of December 31, 2008 and 2007 was $11.2 million and $10.6 million, respectively. Net loss for 2008 and all amounts for 2007 are unaudited. We based the purchase price of Sheboygan upon an independent valuation of Sheboygan as of September 30, 2008.

5 — Investments

The amortized cost and estimated fair values of fixed maturities and equity securities at December 31, 2009 and 2008 are as follows:

2009				
Held to Maturity	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 2,000,000	$ 80,260	$ —	$ 2,080,260
Obligations of states and political subdivisions	61,736,351	3,011,092	24,034	64,723,409
Corporate securities	6,243,138	72,300	13,034	6,302,404
Residential mortgage-backed securities	3,827,637	72,059	29	3,899,667
Totals	$73,807,126	$3,235,711	$37,097	$77,005,740

2009				
Available for Sale	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 41,061,366	$ 154,076	$ 585,363	$ 40,630,079
Obligations of states and political subdivisions	346,798,545	12,587,395	1,019,462	358,366,478
Corporate securities	26,971,526	866,136	71,859	27,765,803
Residential mortgage-backed securities	88,914,148	2,356,647	329,483	90,941,312
Fixed maturities	503,745,585	15,964,254	2,006,167	517,703,672
Equity securities	3,804,064	6,338,360	227,798	9,914,626
Totals	$507,549,649	$22,302,614	$ 2,233,965	$527,618,298

2008				
Held to Maturity	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 8,516,714	$ 176,071	$ —	$ 8,692,785
Obligations of states and political subdivisions	76,450,762	1,954,867	231,545	78,174,084
Corporate securities	8,341,519	57,124	391,701	8,006,942
Residential mortgage-backed securities	6,569,161	35,256	29,204	6,575,213
Totals	$99,878,156	$2,223,318	$652,450	$101,449,024

2008				
Available for Sale	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 6,525,568	$ 104,732	$ —	$ 6,630,300
Obligations of states and political subdivisions	341,662,882	5,320,541	9,980,590	337,002,833
Corporate securities	24,517,546	208,337	790,169	23,935,714
Residential mortgage-backed securities	76,303,846	1,960,753	17,697	78,246,902
Fixed maturities	449,009,842	7,594,363	10,788,456	445,815,749
Equity securities	2,939,236	3,015,197	59,458	5,894,975
Totals	$451,949,078	$10,609,560	$10,847,914	$451,710,724

The amortized cost and estimated fair value of fixed maturities at December 31, 2009, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Held to maturity		
Due in one year or less	$ 4,500,006	$ 4,555,420
Due after one year through five years	6,014,660	6,170,132
Due after five years through ten years	56,119,315	58,971,616
Due after ten years	3,345,508	3,408,905
Mortgage-backed securities	3,827,637	3,899,667
Total held to maturity	$ 73,807,126	$ 77,005,740
Available for sale		
Due in one year or less	$ 11,664,381	$ 11,910,987
Due after one year through five years	73,398,473	75,384,290
Due after five years through ten years	106,810,216	110,232,681
Due after ten years	222,958,367	229,234,402
Mortgage-backed securities	88,914,148	90,941,312
Total available for sale	$503,745,585	$517,703,672

The amortized cost of fixed maturities on deposit with various regulatory authorities at December 31, 2009 and 2008 amounted to $9,761,979 and $9,189,695, respectively.

Investments in affiliates consisted of the following at December 31, 2009 and 2008:

	2009	2008
DFSC	$8,844,347	$8,129,177
Other	465,000	465,000
Total	$9,309,347	$8,594,177

We made additional equity investments in DFSC in the amounts of $100,000 and $0 during 2009 and 2008, respectively. Other income and expenses in our consolidated statements of income include income (expenses) of $471,097, $112,065 and ($182,502) for 2009, 2008 and 2007, respectively, representing our share of DFSC's income or loss. In addition, other comprehensive income (loss) in our statements of comprehensive income includes net unrealized gains of $93,647, $193,241 and $206,871 for 2009, 2008 and 2007, respectively, representing our share of DFSC's unrealized investment gains.

Other investment in affiliates represents our investment in statutory trusts that hold our subordinated debentures as discussed in Note 10 – Borrowings.

We derive net investment income, consisting primarily of interest and dividends, from the following sources:

	2009	2008	2007
Fixed maturities	$24,458,118	$23,379,999	$21,670,399
Equity securities	69,287	552,575	853,960
Short-term investments	199,735	1,079,325	2,146,342
Other	47,514	36,008	34,214
Investment income	24,774,654	25,047,907	24,704,915
Investment expenses	(4,144,071)	(2,292,123)	(1,919,663)
Net investment income	$20,630,583	$22,755,784	$22,785,252

Gross realized gains and losses from investments and the change in the difference between fair value and cost of investments, before applicable income taxes, are as follows:

	2009	2008	2007
Gross realized gains:			
Fixed maturities	$ 2,654,648	$ 1,641,249	$ 246,959
Equity securities	2,179,331	2,397,716	2,830,592
	4,833,979	4,038,965	3,077,551
Gross realized losses:			
Fixed maturities	102,143	311,900	11,286
Equity securities	252,278	6,697,781	1,015,215
	354,421	7,009,681	1,026,501
Net realized gains (losses)	$ 4,479,558	$ (2,970,716)	$2,051,050
Change in difference between fair value and cost of investments:			
Fixed maturities	$18,779,926	$ (7,235,434)	$5,132,415
Equity securities	3,154,823	(3,440,944)	(639,612)
Totals	$21,934,749	$(10,676,378)	$4,492,803

We held fixed maturities and equity securities with unrealized losses representing declines that we considered temporary at December 31, 2009 as follows:

	Less than 12 months		12 months or longer	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$26,703,601	$ 585,364	$ —	$ —
Obligations of states and political subdivisions	17,971,018	256,527	29,582,488	786,970
Corporate securities	1,284,405	23,525	666,941	61,366
Residential mortgage-backed securities	23,514,855	328,969	477,421	543
Equity securities	2,139,457	227,798	—	—
Totals	$71,613,336	$1,422,183	$30,726,850	$848,879

We held fixed maturities and equity securities with unrealized losses representing declines that we considered temporary at December 31, 2008 as follows:

	Less than 12 months		12 months or longer	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ —	$ —	$ —	$ —
Obligations of states and political subdivisions	117,360,120	6,880,692	65,626,857	3,331,443
Corporate securities	16,780,992	448,760	2,536,165	733,109
Residential mortgage-backed securities	2,925,368	24,376	2,928,685	22,526
Equity securities	484,000	59,458	—	—
Totals	$137,550,480	$7,413,286	$71,091,707	$4,087,078

We make estimates concerning the valuation of our investments and the recognition of other-than-temporary declines in the value of our investments. For equity securities, we write down the investment to its fair value and we reflect the amount of the write-down as a realized loss in our results of operations when we consider the decline in value of an individual investment to be other than temporary. We individually monitor all investments for other-than-temporary declines in value. Generally, we assume there has been an other-than-temporary decline in value if an individual equity security has depreciated in value by more than 20% of original cost and has been in such an unrealized loss position for more than six months. We held five equity securities that were in an unrealized loss position at December 31, 2009. Based upon our analysis of general market conditions and underlying factors impacting these equity securities, we considered these declines in value to be temporary. With respect to a debt security that is in an unrealized loss position, we first assess if we intend to sell the debt security. If we determine we intend to sell the debt security, we recognize the impairment loss in our results of operations. If we do not intend to sell the debt security, we determine whether it is more likely than not that we will be required to sell the debt security prior to recovery. If we determine it is more likely than not that we will be required to sell the debt security prior to recovery, we recognize an impairment loss in our results of operations. If we determine it is more likely than not that we will not be required to sell the debt security prior to recovery, we then evaluate whether a credit loss has occurred. We determine whether a credit loss has occurred by comparing the amortized cost of the debt security to the present value of the cash flows we expect to collect. If we expect a cash flow shortfall, we consider that a credit loss has occurred. If we determine that a credit loss occurred, we consider the impairment to be other than temporary. We then recognize the amount of the impairment loss related to the credit loss in our results of operations, and we recognize the remaining portion of the impairment loss in our other comprehensive income, net of applicable taxes. In addition, we may write down securities in an unrealized loss position based on a number of other factors, including when the fair value of an investment is significantly below its cost, when the financial condition of the issuer of a security has deteriorated, the occurrence of industry, company or geographic events that have negatively impacted the value of a security and rating agency downgrades. We held 73 debt securities that were in an unrealized loss position at December 31, 2009. Based upon our analysis of general market conditions and underlying factors impacting these debt securities, we considered these declines in value to be temporary.

We included losses of $0, $1.2 million and $469,000 in net realized investment gains (losses) in 2009, 2008 and 2007, respectively, for certain equity investments trading below cost on an other-than-temporary basis.

We had no sales or transfers from the held to maturity portfolio in 2009, 2008 or 2007.

We have no derivative instruments or hedging activities.

6 — Fair Value Measurements

We account for financial assets using a framework that establishes a hierarchy that ranks the quality and reliability of inputs, or assumptions, used in the determination of fair value, and we classify financial assets and liabilities carried at fair value in one of the following three categories:

Level 1 – quoted prices in active markets for identical assets and liabilities;

Level 2 – directly or indirectly observable inputs other than Level 1 quoted prices; and

Level 3 – unobservable inputs not corroborated by market data.

For investments that have quoted market prices in active markets, we use the quoted market price as fair value and include these investments in Level 1 of the fair value hierarchy. We classify publicly traded equity securities as Level 1. When quoted market prices in active markets are not available, we base fair values on quoted market prices of comparable instruments or broker quotes. We classify our fixed maturity investments as Level 2. Our fixed maturity investments consist of U.S. Treasury securities and obligations of U.S. government corporations and agencies, obligations of states and political subdivisions, corporate securities and residential mortgage-backed securities.

We reclassified one equity security to Level 3 during 2009. We utilized a fair value model that incorporated significant unobservable inputs, such as estimated volatility, to estimate the equity security's fair value. We are restricted from selling this equity security, which we obtained in an initial public offering, for a period of 18 to 24 months, and the fair value we determined as of December 31, 2009 reflects this selling restriction. We recorded an unrealized gain of $3.4 million related to this security in other comprehensive income for the year ended December 31, 2009.

We present our investments in available-for-sale fixed maturity and equity securities at estimated fair value. The estimated fair value of a security may differ from the amount that could be realized if the security were sold in a forced transaction. In addition, the valuation of fixed maturity investments is more subjective when markets are less liquid, increasing the potential that the estimated fair value does not reflect the price at which an actual transaction would occur. We utilize nationally recognized independent pricing services to estimate fair values for substantially all of our fixed maturity and equity investments. We generally obtain one price per security. The pricing services utilize market quotations for fixed maturity and equity securities that have quoted prices in active markets. For fixed maturity securities that generally do not trade on a daily basis, the pricing services prepare estimates of fair value measurements using proprietary pricing applications, which include available relevant market information, benchmark yields, sector curves and matrix pricing. The pricing services do not use broker quotes in determining the fair values of our investments. We review the estimates of fair value provided by the pricing services to determine if the estimates obtained are representative of fair values based upon our general knowledge of the market, our research findings related to unusual fluctuations in value and our comparison of such values to execution prices for similar securities. As of December 31, 2009 and 2008, we received one estimate per security from one of the pricing services, and we priced all but an insignificant amount of our Level 1 and Level 2 investments using those prices. In our review of the estimates provided by the pricing services as of December 31, 2009 and 2008, we did not identify any discrepancies, and we did not make any adjustments to the estimates the pricing services provided.

We present our cash and short-term investments at cost, which approximates fair value. The carrying values in our consolidated balance sheets for premium and reinsurance receivables and payables approximate their fair values. The carrying amounts reported in our consolidated balance sheets for our subordinated debentures approximate their fair values due to their variable rate nature.

We evaluate our assets and liabilities on a regular basis to determine the appropriate level at which to classify them for each reporting period.

The following table presents our fair value measurements for our investments in available-for-sale fixed maturities and equity securities as of December 31, 2009:

		Fair Value Measurements Using		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 40,630,079	$ —	$ 40,630,079	$ —
Obligations of states and political subdivisions	358,366,478	—	358,366,478	—
Corporate securities	27,765,803	—	27,765,803	—
Residential mortgage-backed securities	90,941,312	—	90,941,312	—
Equity securities	9,914,626	2,426,567	1,256,405	6,231,654
Totals	$527,618,298	$2,426,567	$518,960,077	$6,231,654

The following table presents our fair value measurements for our investments in available-for-sale fixed maturities and equity securities as of December 31, 2008:

		Fair Value Measurements Using		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 6,630,300	$ —	$ 6,630,300	$ —
Obligations of states and political subdivisions	337,002,833	—	337,002,833	—
Corporate securities	23,935,714	—	23,935,714	—
Residential mortgage-backed securities	78,246,902	—	78,246,902	—
Equity securities	5,894,975	4,970,501	924,474	—
Totals	$451,710,724	$4,970,501	$446,740,223	$ —

The following table presents a roll forward of the significant unobservable inputs for our Level 3 equity securities for 2009:

Balance, January 1	$ —
Reclassification to Level 3	4,958,531
Sales of securities	(1,293,600)
Change in net unrealized gains	2,566,723
Balance, December 31	$6,231,654

7 — Deferred Policy Acquisition Costs

Changes in our insurance subsidiaries' deferred policy acquisition costs are as follows:

	2009	2008	2007
Balance, January 1	$29,541,281	$26,235,072	$24,738,929
Acquisition costs deferred	63,594,898	61,556,209	52,701,143
Amortization charged to earnings	(60,292,000)	(58,250,000)	(51,205,000)
Balance, December 31	$32,844,179	$29,541,281	$26,235,072

8 — Property and Equipment

Property and equipment at December 31, 2009 and 2008 consisted of the following:

	2009	2008	Estimated Useful Life
Office equipment	$8,177,197	$7,835,404	5-15 years
Automobiles	1,591,133	1,576,055	3 years
Real estate	5,016,722	4,981,529	15-50 years
Software	1,631,763	1,077,790	5 years
	16,416,815	15,470,778	
Accumulated depreciation	(9,824,592)	(8,784,094)	
	$6,592,223	$6,686,684	

Depreciation expense for 2009, 2008 and 2007 amounted to $1.0 million, $1.0 million and $901,798, respectively.

9 — Liability for Losses and Loss Expenses

The establishment of an appropriate liability for losses and loss expenses is an inherently uncertain process, and there can be no assurance that our insurance subsidiaries' ultimate liability will not exceed their loss and loss expense reserves and have an adverse effect on our results of operations and financial condition. Furthermore, we cannot predict the timing, frequency and extent of adjustments to our insurance subsidiaries' estimated future liabilities, since the historical conditions and events that serve as a basis for their estimates of ultimate claim costs may change. As is the case for substantially all property and casualty insurance companies, our insurance subsidiaries have found it necessary in the past to increase their estimated future liabilities for losses and loss expenses in certain periods, and in other periods our insurance subsidiaries' estimates have exceeded their actual liabilities. Changes in our insurance subsidiaries' estimate of their liability for losses and loss expenses generally reflect actual payments and their evaluation of information received since the prior reporting date.

We summarize activity in our insurance subsidiaries' liability for losses and loss expenses as follows:

	2009	2008	2007
Balance at January 1	$239,809,276	$226,432,402	$259,022,459
Less reinsurance recoverable	(78,502,518)	(76,280,437)	(95,710,496)
Net balance at January 1	161,306,758	150,151,965	163,311,963
Acquisition of Sheboygan	—	2,173,374	—
Incurred related to:			
Current year	241,012,436	221,617,127	187,796,474
Prior years	9,822,960	2,683,837	(10,012,842)
Total incurred	250,835,396	224,300,964	177,783,632
Paid related to:			
Current year	152,292,967	143,369,098	118,444,254
Prior years	79,587,069	71,950,447	72,499,376
Total paid	231,880,036	215,319,545	190,943,630
Net balance at December 31	180,262,118	161,306,758	150,151,965
Plus reinsurance recoverable	83,336,726	78,502,518	76,280,437
Balance at December 31	$263,598,844	$239,809,276	$226,432,402

Our insurance subsidiaries recognized an increase (decrease) in their liability for losses and loss expenses of prior years of $9.8 million, $2.7 million and ($10.0) million in 2009, 2008 and 2007, respectively. Our insurance subsidiaries made no significant changes in their reserving philosophy, key reserving assumptions or claims management personnel, and have made no significant offsetting changes in estimates that increased or decreased their loss and loss expense reserves in these years. The majority of the 2009 development related to increases in the liability for losses and loss expenses of prior years for Atlantic States and Southern. The 2009 development represented 6.0% of our December 31, 2008 carried reserves and was driven primarily by higher-than-expected severity in the private passenger automobile liability, homeowners and workers' compensation lines of business in accident year 2008. The 2008 development represented 1.2% of our December 31, 2007 carried reserves and was driven primarily by higher-than-expected severity in the private passenger automobile liability line of business in accident year 2007. Our insurance subsidiaries recognized favorable development in 2007 primarily in the private passenger automobile liability, workers' compensation, commercial automobile liability and commercial multi-peril lines of business.

10 — Borrowings

Line of Credit

On November 25, 2003, we entered into a credit agreement with Manufacturers and Traders Trust Company ("M&T") relating to a four-year $35.0 million unsecured, revolving line of credit. On July 20, 2006, we amended the agreement with M&T to extend the credit agreement for four years from the date of amendment on substantially the same terms. As of December 31, 2009, we may borrow up to $35.0 million at interest rates equal to M&T's current prime rate or the then current London Interbank Eurodollar bank rate (LIBOR) plus between 1.50% and 1.75%, depending on our leverage ratio. In addition, we pay a fee of 0.15% per annum on the loan commitment amount, regardless of usage. The agreement requires our compliance with certain covenants, which include minimum levels of our net worth, leverage ratio and statutory surplus and A.M. Best ratings of our insurance subsidiaries. During the year ended December 31, 2009, we had no outstanding borrowings, and we complied with all requirements of the credit agreement. We intend to extend the credit agreement during 2010.

Subordinated Debentures

On May 15, 2003, we received $15.0 million in net proceeds from the issuance of subordinated debentures. We redeemed these debentures on August 15, 2008.

On October 29, 2003, we received $10.0 million in net proceeds from the issuance of subordinated debentures. The debentures mature on October 29, 2033 and are callable at our option, at par. The debentures carry an interest rate equal to the three-month LIBOR rate plus 4.10%, which is adjustable quarterly. At December 31, 2009, the interest rate on these debentures was 4.37% and was next subject to adjustment on February 15, 2010. As of December 31, 2009 and 2008, our consolidated balance sheets included an investment in a statutory trust of $310,000 and subordinated debentures of $10.3 million related to this transaction.

On May 24, 2004, we received $5.0 million in net proceeds from the issuance of subordinated debentures. The debentures mature on May 24, 2034 and are callable at our option, at par. The debentures carry an interest rate equal to the three-month LIBOR rate plus 3.85%, which is adjustable quarterly. At December 31, 2009, the interest rate on these debentures was 4.11% and was next subject to adjustment on February 24, 2010. As of December 31, 2009 and 2008, our consolidated balance sheets included an investment in a statutory trust of $155,000 and subordinated debentures of $5.2 million related to this transaction.

11 — Reinsurance

Unaffiliated Reinsurers

Our insurance subsidiaries and Donegal Mutual purchase certain third-party reinsurance on a combined basis. Le Mars, Peninsula and Sheboygan also have separate third-party reinsurance programs that provide certain coverage that is commensurate with their relative size and exposures. Our insurance subsidiaries use several different reinsurers, all of which, consistent with the requirements of our insurance subsidiaries and Donegal Mutual, have an A.M. Best rating of A- (Excellent) or better or, with respect to foreign reinsurers, have a financial condition that, in the opinion of our management, is equivalent to a company with at least an A- rating from A.M. Best. The external reinsurance our insurance subsidiaries and Donegal Mutual purchase includes "excess of loss reinsurance," under which their losses are automatically reinsured, through a series of contracts, over a set retention (generally $750,000), and "catastrophic reinsurance," under which they recover, through a series of contracts, 100% of an accumulation of many losses resulting from a single event, including natural disasters, over a set retention (generally $3.0 million). Our insurance subsidiaries' principal third party reinsurance agreement in 2009 was a multi-line per risk excess of loss treaty that provided 100% coverage up to $1.0 million for both property and liability losses over the set retention. For property insurance, our insurance subsidiaries also had excess of loss treaties that provided for additional coverage over the multi-line treaty up to $2.5 million per loss. For liability insurance, our insurance subsidiaries had excess of loss treaties that provided for additional coverage over the multi-line treaty up to $40.0 million per occurrence. For workers' compensation insurance, our insurance subsidiaries had excess of loss treaties that provided for additional coverage over the multi-line treaty up to $10.0 million on any one life. Our insurance subsidiaries and Donegal Mutual had property catastrophe coverage through a series of layered treaties up to aggregate losses of $100.0 million for any single event. As many as nine reinsurers provided coverage on any one treaty with no reinsurer taking more than 29.0% of any one contract. The amount of coverage provided under each of these types of reinsurance depends upon the amount, nature, size and location of the risks being reinsured. Donegal Mutual and our insurance subsidiaries also purchased facultative reinsurance to cover exposures from losses that exceeded the limits provided by our respective treaty reinsurance. The following amounts represent ceded reinsurance transactions with unaffiliated reinsurers during 2009, 2008 and 2007:

	2009	2008	2007
Premiums written	$19,758,224	$19,458,572	$22,922,229
Premiums earned	$19,870,265	$19,348,674	$22,805,393
Losses and loss expenses	$ 6,796,388	$11,129,036	$ 4,934,928
Prepaid reinsurance premiums	$ 1,985,821	$ 2,097,870	$ 1,949,428
Liability for losses and loss expenses	$22,692,993	$27,258,815	$26,046,365

Total Reinsurance

The following amounts represent our total ceded reinsurance transactions with both affiliated and unaffiliated reinsurers during 2009, 2008 and 2007:

	2009	2008	2007
Premiums earned	$127,203,132	$119,073,801	$114,829,037
Losses and loss expenses	$ 87,129,668	$ 74,112,920	$ 47,174,704
Prepaid reinsurance premiums	$ 56,040,728	$ 51,436,487	$ 47,286,334
Liability for losses and loss expenses	$ 83,336,726	$ 78,502,518	$ 76,280,437

The following amounts represent the effect of reinsurance on premiums written for 2009, 2008 and 2007:

	2009	2008	2007
Direct	$250,989,795	$241,371,353	$229,328,954
Assumed	244,046,312	246,755,110	202,099,203
Ceded	(131,807,381)	(123,185,408)	(117,738,418)
Net premiums written	$363,228,726	$364,941,055	$313,689,739

The following amounts represent the effect of reinsurance on premiums earned for 2009, 2008 and 2007:

	2009	2008	2007
Direct	$246,074,766	$235,212,229	$225,684,220
Assumed	236,153,843	230,436,838	199,216,351
Ceded	(127,203,132)	(119,073,801)	(114,829,037)
Net premiums earned	$355,025,477	$346,575,266	$310,071,534

12 — Income Taxes

Our provision for income tax consists of the following:

	2009	2008	2007
Current	$3,096,798	$7,382,694	$13,539,991
Deferred	(1,250,187)	(832,628)	1,029,042
Federal tax provision	$1,846,611	$6,550,066	$14,569,033

Our effective tax rate is different from the amount computed at the statutory federal rate of 35% for 2009, 2008 and 2007. The reasons for such difference and the related tax effects are as follows:

	2009	2008	2007
Income before income taxes	$20,676,689	$32,092,044	$52,848,938
Computed "expected" taxes	7,236,841	11,232,215	18,497,128
Tax-exempt interest	(6,237,961)	(5,668,566)	(4,548,711)
Dividends received deduction	(17,574)	(62,470)	(125,977)
Other, net	865,305	1,048,887	746,593
Federal income tax provision	$ 1,846,611	$ 6,550,066	$14,569,033

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2009 and 2008 are as follows:

	2009	2008
Deferred tax assets:		
Unearned premium	$13,043,976	$12,506,590
Loss reserves	5,715,157	5,309,536
Net operating loss carryforward - acquired companies	2,497,122	2,628,568
Other	4,000,325	3,510,896
Total gross deferred assets	25,256,580	23,955,590
Less valuation allowance	(746,368)	(746,368)
Net deferred tax assets	24,510,212	23,209,222
Deferred tax liabilities:		
Depreciation expense	597,036	570,539
Deferred policy acquisition costs	11,505,045	10,531,684
Salvage recoverable	200,789	189,521
Net unrealized gains	7,120,393	922,834
Total gross deferred liabilities	19,423,263	12,214,578
Net deferred tax asset	$ 5,086,949	$10,994,644

We provide a valuation allowance when we believe it is more likely than not that we will not realize some portion of the tax asset. We established a valuation allowance of $746,368 related to a portion of the net operating loss carryforward of Le Mars at January 1, 2004. We have determined that we are not required to establish a valuation allowance for the other net deferred tax assets of $24.5 million and $23.2 million at December 31, 2009 and 2008, respectively, since it is more likely than not that we will realize these deferred tax assets through reversals of existing temporary differences, future taxable income, carrybacks to taxable income in prior years and the implementation of tax planning strategies.

At December 31, 2009, we have a net operating loss carryforward of $7.2 million, which is available to offset our taxable income. This amount will begin to expire in 2011 if not utilized and is subject to an annual limitation in the amount that we can use in any one year of approximately $376,000. We also have an alternative minimum tax credit carryforward of $412,374 with an indefinite life.

13 — Stockholders' Equity

On April 19, 2001, our stockholders approved an amendment to our certificate of incorporation. Among other things, the amendment reclassified our common stock as Class B common stock and effected a one-for-three reverse split of our Class B common stock effective April 19, 2001. The amendment also authorized a new class of common stock with one-tenth of a vote per share designated as Class A common stock. Our board of directors also declared a dividend of two shares of Class A common stock for each share of Class B common stock, after the one-for-three reverse split, held of record at the close of business on April 19, 2001.

Each share of Class A common stock outstanding at the time of the declaration of any dividend or other distribution payable in cash upon the shares of Class B common stock is entitled to a dividend or distribution payable at the same time and to stockholders of record on the same date in an amount at least 10% greater than any dividend declared upon each share of Class B common stock. In the event of our merger or consolidation with or into another entity, the holders of Class A common stock and the holders of Class B common stock are entitled to receive the same per share consideration in such merger or consolidation. In the event of our liquidation, dissolution or winding-up, any assets available to common stockholders will be distributed pro-rata to the holders of Class A common stock and Class B common stock after payment of all our obligations.

In March 2007, our board of directors authorized a share repurchase program, pursuant to which we purchased 500,000 shares of our Class A common stock at market prices prevailing from time to time in the open market subject to the provisions of Securities and Exchange Commission (SEC) Rule 10b-18 and in privately negotiated transactions. We purchased 19,231 and 214,343 shares of our Class A common stock under this program during 2009 and 2008, respectively. As of December 31, 2009, we had no remaining authorization to purchase shares under this program.

In February 2009, our board of directors authorized a share repurchase program, pursuant to which we may purchase up to 300,000 shares of our Class A common stock at market prices prevailing from time to time in the open market subject to the provisions of SEC Rule 10b-18 and in privately negotiated transactions. We purchased 7,669 shares of our Class A common stock under this program during 2009. As of December 31, 2009, we had the authority to purchase 292,331 shares under this program.

As of December 31, 2009, our treasury stock consisted of 652,599 and 72,465 shares of Class A common stock and Class B common stock, respectively. As of December 31, 2008, our treasury stock consisted of 625,699 and 72,465 shares of Class A common stock and Class B common stock, respectively.

14 — Stock Compensation Plans

Equity Incentive Plans

During 1996, we adopted an Equity Incentive Plan for Employees. During 2001, we adopted a nearly identical plan that made a total of 2,666,667 shares of Class A common stock available for issuance to employees of our subsidiaries and affiliates. During 2005, we amended the plan to make a total of 4,000,000 shares of Class A common stock available for issuance. During 2007, we adopted a nearly identical plan that made a total of 3,500,000 shares of Class A common stock available for issuance to employees of our subidiaries and affiliates. Each plan provides for the granting of awards by our board of directors in the form of stock options, stock appreciation rights, restricted stock or any combination of the above. The plans provide that stock options may become exercisable up to ten years from date of grant with an option price not less than fair market value on date of grant. We have not granted any stock appreciation rights.

During 1996, we adopted an Equity Incentive Plan for Directors. During 2001, we adopted a nearly identical plan that made 355,556 shares of Class A common stock available for issuance to our directors and those of our subsidiaries and affiliates. During 2007, we adopted a nearly identical plan that made 400,000 shares of Class A common stock available for issuance to our directors and the directors of our subsidiaries and affiliates. We may make awards in the form of stock options. The plan also provides for the issuance of 311 shares of restricted stock to each director on the first business day of January in each year. As of December 31, 2009, we had 302,499 unexercised options under these plans. In addition, we issued 4,665, 4,665 and 4,976 shares of restricted stock on January 2, 2009, 2008 and 2007, respectively.

We measure all share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in our results of operations. In determining the expense we record for stock options granted to directors and employees of our subsidiaries and affiliates other than Donegal Mutual, we estimate the fair value of each option award on the date of grant using the Black-Scholes option pricing model. The significant assumptions we utilize in applying the Black-Scholes option pricing model are the risk-free interest rate, expected term, dividend yield and expected volatility. The risk-free interest rate is the implied yield currently available on U.S. Treasury zero coupon issues with a remaining term equal to the expected term used as the assumption in the model. The expected term of an option award is based on historical experience of similar awards. The dividend yield is determined by dividing the per share dividend by the grant date stock price. The expected volatility is based on the volatility of our stock price over a historical period comparable to the expected term.

The weighted-average grant date fair value of options granted during 2009 was $1.63. We calculated this fair value based upon a risk-free interest rate of 1.50%, expected life of 3 years, expected volatility of 24% and expected dividend yield of 3%.

The weighted-average grant date fair value of options granted during 2008 was $2.06. We calculated this fair value based upon a risk-free interest rate of 2%, expected life of 3 years, expected volatility of 21% and expected dividend yield of 2%.

The weighted-average grant date fair value of options granted during 2007 was $1.15. We calculated this fair value based upon a risk-free interest rate of 3%, expected life of 3 years, expected volatility of 20% and expected dividend yield of 2%.

We charged compensation expense for our stock compensation plans against income before income taxes of $232,872, $205,288 and $343,442 for the years ended December 31, 2009, 2008 and 2007, respectively, with a corresponding income tax benefit of $79,176, $71,851 and $120,205. As of December 31, 2009 and 2008, our total unrecognized compensation cost related to nonvested share-based compensation granted under the plan was $91,026 and $257,610, respectively. We expect to recognize this cost over a weighted average period of 2.6 years.

We account for share-based compensation to employees and directors of Donegal Mutual as share-based compensation to employees of a controlling entity. As such, we measure the fair value of the award at the grant date and recognize the fair value as a dividend to the controlling entity. These provisions apply to options granted to the employees and directors of Donegal Mutual, the employer of record for the employees that provide services to us. We recorded implied dividends of $62,991, $1,749,063 and $65,179 for the years ended December 31, 2009, 2008 and 2007, respectively.

Cash received from option exercises under all stock compensation plans for the years ended December 31, 2009, 2008 and 2007 was $0, $2,358,916 and $1,768,799, respectively. The actual tax benefit realized for the tax deductions from option exercises of share-based compensation was $0, $683,881 and $854,945 for the years ended December 31, 2009, 2008 and 2007, respectively.

All options issued prior to 2001 converted to options on Class A and Class B common stock as a result of our recapitalization. No further shares are available for plans in effect prior to 2008.

Information regarding activity in our stock option plans follows:

	Number of Options	Weighted-Average Exercise Price Per Share
Outstanding at December 31, 2006	2,683,827	$16.44
Granted – 2007	20,500	21.00
Exercised – 2007	(246,327)	7.18
Forfeited – 2007	(73,278)	19.17
Outstanding at December 31, 2007	2,384,722	17.36
Granted – 2008	1,368,500	17.52
Exercised – 2008	(247,955)	9.51
Forfeited – 2008	(82,835)	17.80
Outstanding at December 31, 2008	3,422,432	17.98
Granted – 2009	5,000	17.50
Forfeited – 2009	(137,333)	17.97
Outstanding at December 31, 2009	3,290,099	$17.98
Exercisable at:		
December 31, 2007	1,303,097	$15.90
December 31, 2008	1,767,810	$17.74
December 31, 2009	2,451,556	$18.13

Shares available for future option grants at December 31, 2009 total 2,622,670 shares under all plans.

The following table summarizes information about outstanding stock options at December 31, 2009:

Exercise Price	Number of Options Outstanding	Weighted-Average Remaining Contractual Life	Number of Options Exercisable
$15.75	1,059,432	0.5 years	1,059,432
17.50	1,244,500	3.5 years	414,792
17.65	4,000	0.5 years	4,000
18.70	3,000	3.5 years	1,000
21.00	958,667	2.0 years	958,667
21.00	20,500	3.0 years	13,665
Total	3,290,099		2,451,556

Employee Stock Purchase Plans

During 1996, we adopted an Employee Stock Purchase Plan. During 2001, we adopted a nearly identical plan that made 533,333 shares of Class A common stock available for issuance.

The 2001 plan extends over a ten-year period and provides for shares to be offered to all eligible employees at a purchase price equal to the lesser of 85% of the fair market value of our Class A common stock on the last day before the first day of each enrollment period (June 1 and December 1 of each year) under the plan or 85% of the fair market value of our common stock on the last day of each subscription period (June 30 and December 31 of each year). A summary of plan activity follows:

	Shares Issued	
	Price	Shares
January 1, 2007	$15.02	10,929
July 1, 2007	12.67	13,264
January 1, 2008	12.98	14,593
July 1, 2008	13.49	11,498
January 1, 2009	14.25	10,770
July 1, 2009	12.93	11,304

On January 1, 2010, we issued an additional 11,717 shares at a price of $12.85 per share under this plan.

Agency Stock Purchase Plans

During 1996, we adopted an Agency Stock Purchase Plan. During 2001, we adopted a nearly identical plan that made 533,333 shares of Class A common stock available for issuance. The plan provides for agents of our insurance subsidiaries and Donegal Mutual to invest up to $12,000 per subscription period (April 1 to September 30 and October 1 to March 31 of each year) under various methods. We issue stock at the end of each subscription period at a price equal to 90% of the average market price during the last ten trading days of each subscription period. During 2009, 2008 and 2007, we issued 48,427, 48,054 and 58,255 shares, respectively, under this plan. Expense recognized under the plan was not material.

15 — Statutory Net Income, Capital and Surplus and Dividend Restrictions

The following is selected information, as filed with insurance regulatory authorities, for our insurance subsidiaries as determined in accordance with accounting practices prescribed or permitted by such insurance regulatory authorities:

	2009	2008	2007
Atlantic States			
Statutory capital and surplus	$189,679,919	$182,403,593	$180,739,409
Statutory unassigned surplus	$133,732,099	$128,742,729	$127,078,545
Statutory net income	$ 12,445,231	$ 18,412,955	$ 24,052,423
Southern			
Statutory capital and surplus	$ 64,519,825	$ 64,272,437	$ 64,507,274
Statutory unassigned surplus	$ 15,402,239	$ 15,154,851	$ 15,389,688
Statutory net (loss) income	$ (1,017,998)	$ 1,608,947	$ 5,046,129
Le Mars			
Statutory capital and surplus	$ 28,288,730	$ 27,914,815	$ 28,311,698
Statutory unassigned surplus	$ 15,277,563	$ 15,322,075	$ 15,718,958
Statutory net income	$ 716,138	$ 1,886,785	$ 5,127,324
Peninsula			
Statutory capital and surplus	$ 38,986,329	$ 39,137,131	$ 36,904,467
Statutory unassigned surplus	$ 20,832,470	$ 21,337,717	$ 19,105,053
Statutory net income	$ 1,023,349	$ 4,082,064	$ 5,037,902
Sheboygan			
Statutory capital and surplus	$ 11,857,971	$ 11,176,704	$ 10,644,246
Statutory unassigned (deficit) surplus	$ (243,626)	$ (855,467)	$ 7,144,246
Statutory net income (loss)	$ 588,098	$ (1,110,861)	$ 632,202

Our principal source of cash for payment of dividends is dividends from our insurance subsidiaries. State insurance laws require our insurance subsidiaries to maintain certain minimum capital and surplus on a statutory basis. Our insurance subsidiaries are subject to regulations that restrict payment of dividends from statutory surplus and may require prior approval of their domiciliary insurance regulatory authorities. Our insurance subsidiaries are also subject to risk-based capital (RBC) requirements that may further impact their ability to pay dividends. At December 31, 2009, our insurance subsidiaries had statutory capital and surplus substantially above their respective RBC requirements. Amounts available for distribution to us as dividends from our insurance subsidiaries without prior approval of insurance regulatory authorities in 2010 are $12,445,231 from Atlantic States, $0 from Southern, $2,828,873 from Le Mars, $3,898,633 from Peninsula and $584,431 from Sheboygan.

16 — Reconciliation of Statutory Filings to Amounts Reported Herein

Our insurance subsidiaries must file financial statements with state insurance regulatory authorities using accounting principles and practices established by those authorities, which we refer to as statutory accounting principles (SAP). Accounting principles used to prepare these statutory financial statements differ from financial statements prepared on the basis of generally accepted accounting principles.

Reconciliations of statutory net income and capital and surplus, as determined using SAP, to the amounts included in the accompanying financial statements are as follows:

	Year Ended December 31,		
	2009	2008	2007
Statutory net income of insurance subsidiaries	$13,754,818	$25,946,589	$39,263,778
Increases (decreases):			
Deferred policy acquisition costs	3,302,898	3,306,209	1,496,143
Deferred federal income taxes	1,250,187	811,722	(1,029,042)
Salvage and subrogation recoverable	542,000	270,000	131,000
Consolidating eliminations and adjustments	(13,521,106)	(23,708,578)	(17,731,328)
Parent-only net income	13,501,281	18,916,036	16,149,354
Net income as reported herein	$18,830,078	$25,541,978	$38,279,905

	December 31,		
	2009	2008	2007
Statutory capital and surplus of insurance subsidiaries	$333,332,774	$324,904,680	$310,462,848
Increases (decreases):			
Deferred policy acquisition costs	32,844,179	29,541,281	26,235,072
Deferred federal income taxes	(15,676,995)	(5,914,123)	(7,918,623)
Salvage and subrogation recoverable	9,207,000	8,665,000	8,275,000
Non-admitted assets and other adjustments, net	2,913,878	2,795,785	1,906,929
Fixed maturities	13,135,848	(3,419,625)	4,637,841
Parent-only equity and other adjustments	9,749,015	7,010,867	9,091,124
Stockholders' equity as reported herein	$385,505,699	$363,583,865	$352,690,191

17 — Supplementary Cash Flow Information

The following table reflects income taxes and interest paid during 2009, 2008 and 2007:

	2009	2008	2007
Income taxes	$1,307,418	$9,325,000	$11,300,000
Interest	$1,828,278	$2,040,017	$ 2,905,512

During 2009, we paid interest and penalties in the amount of $974,204 related to a premium tax litigation settlement. We recorded this amount as interest expense in accordance with our accounting policy.

18 — Earnings Per Share

We have two classes of common stock, which we refer to as Class A common stock and Class B common stock. Our Class A common stock is entitled to cash dividends that are at least 10% higher than the cash dividends declared and paid on our Class B common stock. Accordingly, we use the two-class method for the computation of earnings per common share. The two-class method is an earnings allocation formula that determines earnings per share separately for each class of common stock based on dividends declared and an allocation of remaining undistributed earnings using a participation percentage reflecting the dividend rights of each class.

We present below a reconciliation of the numerators and denominators we used in the basic and diluted per share computations for our Class A common stock:

(dollars in thousands, except per share data)

Year Ended December 31,	2009	2008	2007
Basic earnings per share:			
Numerator:			
Allocation of net income	$ 15,049	$ 20,404	$ 30,514
Denominator:			
Weighted-average shares outstanding	19,903,069	19,866,099	19,685,674
Basic earnings per share	$ 0.76	$ 1.03	$ 1.55
Diluted earnings per share:			
Numerator:			
Allocation of net income	$ 15,049	$ 20,404	$ 30,514
Denominator:			
Number of shares used in basic computation	19,903,069	19,866,099	19,685,674
Weighted-average effect of dilutive securities			
Add: Director and employee stock options	—	89,419	277,184
Number of shares used in per share computations	19,903,069	19,955,518	19,962,858
Diluted earnings per share	$ 0.76	$ 1.02	$ 1.53

We used the following information in the basic and diluted per share computations for our Class B common stock:

(dollars in thousands, except per share data)

Year Ended December 31,	2009	2008	2007
Basic and diluted earnings per share:			
Numerator:			
Allocation of net income	$ 3,781	$ 5,138	$ 7,766
Denominator:			
Weighted-average shares outstanding	5,576,775	5,576,775	5,576,775
Basic and diluted earnings per share	$ 0.68	$ 0.92	$ 1.39

During 2009, 2008 and 2007, we did not include certain options to purchase shares of common stock in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price. The following reflects such options that remained outstanding at December 31, 2009, 2008 and 2007:

	2009	2008	2007
Options excluded from diluted earnings per share	3,290,099	1,018,167	1,028,667

19 — Condensed Financial Information of Parent Company

Condensed Balance Sheets

(in thousands)

December 31,	2009	2008
Assets		
Fixed-maturity investments	$ —	$ —
Investment in subsidiaries/affiliates (equity method)	385,445	366,252
Short-term investments	15,445	12,836
Cash	1,105	1,612
Property and equipment	1,262	1,067
Other	875	594
Total assets	$404,132	$382,361
Liabilities and Stockholders' Equity		
Liabilities		
Cash dividends declared to stockholders	$ 2,798	$ 2,602
Subordinated debentures	15,465	15,465
Other	364	710
Total liabilities	18,627	18,777
Stockholders' equity	385,505	363,584
Total liabilities and stockholders' equity	$404,132	$382,361

Condensed Statements of Income and Comprehensive Income

(in thousands)

Year Ended December 31,	2009	2008	2007
Statements of Income			
Revenues			
Dividends from subsidiaries	$14,000	$20,000	$18,000
Other	1,005	1,785	1,950
Total revenues	15,005	21,785	19,950
Expenses			
Operating expenses	1,019	1,558	1,896
Interest	773	1,822	2,886
Total expenses	1,792	3,380	4,782
Income before income tax benefit and equity in undistributed net income of subsidiaries	13,213	18,405	15,168
Income tax benefit	(288)	(511)	(981)
Income before equity in undistributed net income of subsidiaries	13,501	18,916	16,149
Equity in undistributed net income of subsidiaries	5,329	6,626	22,131
Net income	$18,830	$25,542	$38,280
Statements of Comprehensive Income			
Net income	$18,830	$25,542	$38,280
Other comprehensive (loss) income, net of tax			
Unrealized (loss) gain - parent	—	(60)	102
Unrealized gain (loss) - subsidiaries	13,293	(5,201)	1,811
Other comprehensive income (loss), net of tax	13,293	(5,261)	1,913
Comprehensive income	$32,123	$20,281	$40,193

Condensed Statements of Cash Flows
(in thousands)

Year Ended December 31,	2009	2008	2007
Cash flows from operating activities:			
Net income	$18,830	$25,542	$38,280
Adjustments:			
Equity in undistributed net income of subsidiaries	(5,329)	(6,626)	(22,131)
Other	(669)	924	254
Net adjustments	(5,998)	(5,702)	(21,877)
Net cash provided	12,832	19,840	16,403
Cash flows from investing activities:			
Net sale of fixed maturities	—	5,214	2,000
Net (purchase) sale of short-term investments	(2,609)	11,367	(9,174)
Net purchase of property and equipment	(644)	(408)	(428)
Investment in subsidiaries	(100)	(11,568)	(50)
Other	19	110	189
Net cash (used) provided	(3,334)	4,715	(7,463)
Cash flows from financing activities:			
Cash dividends paid	(10,998)	(10,026)	(8,627)
Issuance of common stock	1,386	3,857	3,543
Tax benefit on exercise of stock options	—	684	855
Redemption of subordinated debentures	—	(15,464)	—
Repurchase of treasury stock	(393)	(3,511)	(4,308)
Net cash used	(10,005)	(24,460)	(8,537)
Net change in cash	(507)	95	403
Cash at beginning of year	1,612	1,517	1,114
Cash at end of year	$ 1,105	$ 1,612	$ 1,517

20 — Segment Information

We have three reportable segments, which consist of our investment function, our personal lines of insurance and our commercial lines of insurance. Using independent agents, our insurance subsidiaries market personal lines of insurance to individuals and commercial lines of insurance to small and medium-sized businesses.

We evaluate the performance of our personal lines and commercial lines primarily based upon our insurance subsidiaries' underwriting results as determined under SAP for our total business.

We do not allocate assets to our personal and commercial lines and review them in total for purposes of decision-making. We operate only in the United States and no single customer or agent provides 10 percent or more of our revenues.

Financial data by segment is as follows:

	2009	2008	2007
	(in thousands)		
Revenues			
Premiums earned:			
Commercial lines	$113,233	$121,567	$113,642
Personal lines	242,313	225,143	196,429
SAP premiums earned	355,546	346,710	310,071
GAAP adjustments	(521)	(135)	—
GAAP premiums earned	355,025	346,575	310,071
Net investment income	20,631	22,756	22,785
Realized investment gains (losses)	4,480	(2,971)	2,051
Other	6,597	6,064	5,711
Total revenues	$386,733	$372,424	$340,618
Income before income tax expense:			
Underwriting income (loss):			
Commercial lines	$ 5,805	$13,819	$22,744
Personal lines	(17,235)	(7,609)	1,736
SAP underwriting (loss) income	(11,430)	6,210	24,480
GAAP adjustments	3,636	3,530	2,603
GAAP underwriting (loss) income	(7,794)	9,740	27,083
Net investment income	20,631	22,756	22,785
Realized investment gains (losses)	4,480	(2,971)	2,051
Other	3,360	2,567	930
Income before income tax expense	$20,677	$32,092	$52,849

21 — Guaranty Fund and Other Insurance-Related Assessments

Our insurance subsidiaries' liabilities for guaranty fund and other insurance-related assessments were $2,663,049 and $2,603,899 at December 31, 2009 and 2008, respectively. These liabilities included $517,610 and $307,456 related to surcharges collected by our insurance subsidiaries on behalf of regulatory authorities for 2009 and 2008, respectively.

22 — Interim Financial Data (unaudited)

	2009			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net premiums earned	$88,349,543	$87,540,345	$87,997,723	$ 91,137,866
Total revenues	95,501,614	94,823,420	94,882,167	101,526,206
Net losses and loss expenses	65,949,165	61,903,131	58,609,247	64,373,853
Net income	169,804	4,387,624	6,744,851	7,527,799
Net earnings per common share:				
Class A common stock - basic	0.01	0.18	0.27	0.30
Class A common stock - diluted	0.01	0.18	0.27	0.30
Class B common stock - basic and diluted	0.01	0.16	0.24	0.27

	2008			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net premiums earned	$82,007,766	$87,329,195	$88,170,757	$ 89,067,548
Total revenues	89,773,677	94,026,701	92,733,420	95,890,429
Net losses and loss expenses	53,785,061	56,364,145	54,700,316	59,451,442
Net income	6,559,083	6,318,177	6,270,421	6,394,297
Net earnings per common share:				
Class A common stock - basic	0.26	0.25	0.25	0.26
Class A common stock - diluted	0.26	0.25	0.25	0.26
Class B common stock - basic and diluted	0.24	0.23	0.23	0.23

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Donegal Group Inc.

We have audited the accompanying consolidated balance sheets of Donegal Group Inc. and subsidiaries (Company) as of December 31, 2009 and 2008, and the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Donegal Group Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Donegal Group Inc.'s internal control over financial reporting as of December 31, 2009 based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 11, 2010 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Philadelphia, Pennsylvania

March 11, 2010

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as that term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, our management has conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2009, based on the framework and criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO Framework").

Based on our evaluation under the COSO Framework, our management has concluded that our internal control over financial reporting was effective as of December 31, 2009.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Because of its inherent limitations, a system of internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.

The effectiveness of our internal control over financial reporting has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.



Donald H. Nikolaus
President and Chief Executive Officer



Jeffrey D. Miller
Senior Vice President and Chief Financial Officer

March 11, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Donegal Group Inc.

We have audited Donegal Group Inc.'s (Company) internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Donegal Group Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Donegal Group Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Donegal Group Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated March 11, 2010 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Philadelphia, Pennsylvania
March 11, 2010

COMPARISON OF TOTAL RETURN ON OUR COMMON STOCK WITH CERTAIN AVERAGES

The following graph provides an indicator of cumulative total stockholder returns on our common stock compared to the Russell 2000 Index and a peer group of property and casualty insurance companies selected by Value Line, Inc. The members of the peer group are as follows: 21st Century Holding Co., Acceptance Insurance Cos. Inc., ACE Ltd., ACMAT Corp., Affirmative Insurance Holdings Inc., Allied World Assurance Co. Holdings Ltd., Allstate Corp., American Financial Group Inc., American Physicians Capital Inc., American Safety Insurance Holdings Ltd., AMERISAFE Inc., AmTrust Financial Services Inc., Anthony Clark International Insurance Brokers Ltd., Arch Capital Group Ltd., Argo Group International Holdings Ltd., Aspen Insurance Holdings Ltd., AssuranceAmerica Corp., Assurant Inc., AXIS Capital Holdings Ltd., Baldwin & Lyons Inc. (Cl A), Baldwin & Lyons Inc. (Cl B), Chubb Corp., Cincinnati Financial Corp., CNA Financial Corp., CNA Surety Corp., Cninsure Inc., Conseco Inc., CRM Holdings Ltd., Donegal Group Inc. (Cl A), Donegal Group Inc. (Cl B), Eastern Insurance Holdings Inc., eHealth Inc., EMC Insurance Group Inc., Employers Holdings Inc., Endurance Specialty Holdings Ltd., Erie Indemnity Co. (Cl A), Fairfax Financial Holdings Ltd., Fidelity National Financial Inc., First Mercury Financial Corp., Flagstone Reinsurance Holdings Ltd., Fremont Michigan InsuraCorp Inc., GAINSCO Inc., Hallmark Financial Services Inc., Harleysville Group Inc., HCC Insurance Holdings Inc., Homeowners Choice Inc., Industrial Alliance Insurance & Financial Services Inc., Infinity Property & Casualty Corp., Kingsway Financial Services Inc., Maiden Holdings Ltd., Manifold Capital Corp., Markel Corp., Meadowbrook Insurance Group Inc., Mercer Insurance Group Inc., Mercury General Corp., Montpelier Re Holdings Ltd., National Interstate Corp., Old Republic International Corp., OneBeacon Insurance Group Ltd. (Cl A), Penn Millers Holding Corp., Platinum Underwriters Holdings Ltd., PMA Capital Corp. (Cl A), PMI Group Inc., Progressive Corp., RLI Corp., Safety Insurance Group Inc., SeaBright Insurance Holdings Inc., Selective Insurance Group Inc., Specialty Underwriters Alli Com, State Auto Financial Corp., Sun Life Financial Inc., The Hanover Insurance Group Inc., Tower Group Inc., Travelers Cos. Inc., United America Indemnity Ltd., United Fire & Casualty Co., United Insurance Holdings Corp., Universal Insurance Holdings Inc., Validus Holdings Ltd., W.R. Berkley Corp., XL Capital Ltd. (Cl A) and Zenith National Insurance Corp.

Comparison of Five-Year Cumulative Total Return*

Donegal Group Inc. Class A, Donegal Group Inc. Class B, Russell 2000 Index and Value Line Insurance (Property/Casualty)


Donegal Group Inc. Class A
Donegal Group Inc. Class B
Russell 2000 Index
Insurance (Property/Casualty)
$250.00
$200.00
$150.00
$100.00
$50.00
$0.00
2004
2005
2006
2007
2008
2009
$100.00
$139.16
$129.76
$110.92
$103.32
$159.36
$147.95
$126.97
$120.89
$154.61
$152.59
$142.68
$117.57
$145.66
$142.76
$110.20
$76.65
$146.90
$136.20
$135.70
$95.98

Assumes $100 invested at the close of trading on December 31, 2004 in Donegal Group Inc. Class A common stock, Donegal Group Inc. Class B common stock, Russell 2000 Index and Value Line Insurance (Property/Casualty).

	2004	2005	2006	2007	2008	2009
Donegal Group Inc. Class A	$100.00	$139.16	$159.36	$142.68	$142.76	$136.20
Donegal Group Inc. Class B	100.00	129.76	147.95	152.59	145.66	146.90
Russell 2000 Index	100.00	103.32	120.89	117.57	76.65	95.98
Insurance (Property/Casualty)	100.00	110.92	126.97	154.61	110.20	135.70

*Cumulative total return assumes reinvestment of dividends.

CORPORATE INFORMATION

Annual Meeting
April 15, 2010 at the Company's headquarters at 10:00 a.m.

Form 10-K
A copy of Donegal Group's Annual Report on Form 10-K will be furnished free upon written request to Jeffrey D. Miller, Senior Vice President and Chief Financial Officer, at the corporate address.

Market Information
Donegal Group's Class A common stock and Class B common stock trade on the NASDAQ Global Select Market under the symbols "DGICA" and "DGICB." The following table shows the dividends paid per share and the stock price range for both classes of stock for each quarter during 2009 and 2008:

Quarter	High	Low	Cash Dividend Declared Per Share
2008 - Class A			
1st	$18.00	$15.60	$ —
2nd	17.95	15.51	.105
3rd	23.00	15.31	.105
4th	18.00	11.24	.21
2008 - Class B			
1st	$19.98	$17.67	$ —
2nd	19.01	17.00	.0925
3rd	18.93	17.00	.0925
4th	18.76	11.04	.185
2009 - Class A			
1st	$17.00	$12.25	$ —
2nd	17.47	13.61	.1125
3rd	16.60	14.31	.1125
4th	16.02	14.22	.225
2009 - Class B			
1st	$17.50	$13.06	$ —
2nd	16.68	13.41	.10
3rd	17.68	12.75	.10
4th	22.00	15.43	.20

Corporate Offices
1195 River Road
P.O. Box 302
Marietta, Pennsylvania 17547-0302
(800) 877-0600
E-mail Address: info@donegalgroup.com
Donegal Web Site: www.donegalgroup.com

Transfer Agent
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, Rhode Island 02940-3078
(800) 317-4445
Web Site: www.computershare.com
Hearing Impaired: TDD: 800-952-9245

Dividend Reinvestment and Stock Purchase Plan
The Company offers a dividend reinvestment and stock purchase plan through its transfer agent.
For information contact:
Donegal Group Inc.
Dividend Reinvestment and Stock Purchase Plan
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, Rhode Island 02940-3078

Stockholders
The following represent the number of common stockholders of record as of December 31, 2009:

Class A common stock	1,220
Class B common stock	421

BOARD OF DIRECTORS & OFFICERS

BOARD OF DIRECTORS

Donald H. Nikolaus	President, Chief Executive Officer and a Director
Philip H. Glatfelter II	Chairman of the Board and a Director
Robert S. Bolinger	Director
Philip A. Garcia	Director
Patricia A. Gilmartin	Director
Kevin M. Kraft, Sr.	Director
John J. Lyons	Director
Jon M. Mahan	Director
S. Trezevant Moore, Jr.	Director
R. Richard Sherbahn	Director
Richard D. Wampler II	Director

OFFICERS

Donald H. Nikolaus	President and Chief Executive Officer
Jeffrey D. Miller	Senior Vice President and Chief Financial Officer
Sheri O. Smith	Secretary
Daniel J. Wagner	Senior Vice President and Treasurer


SD
WI
NY
NE
IA
PA
OH
WV
VA
NC
TN
OK
SC
AL
GA

MARKETING REGIONS

We are actively writing business in 18 states within four distinct marketing regions:

Mid-Atlantic Region
- Pennsylvania
- Maryland
- Delaware
- New Hampshire
- West Virginia
- New York

Virginia-Carolinas Region
- Virginia
- North Carolina
- South Carolina

Southeast Region
- Georgia
- Tennessee
- Alabama

Midwest Region
- Ohio
- Iowa
- Wisconsin
- Nebraska
- South Dakota
- Oklahoma


DONEGAL
GROUP

1195 River Road, P.O. Box 302
Marietta, PA 17547-0302
717.426.1931
www.donegalgroup.com

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